SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2009

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated October 16, 2009

Press Release dated October 19, 2009

Press Release dated October 29, 2009 (Interim financial Report as of September 30, 2009)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Deputy Corporate Secretary

Date: October 31, 2009

Eni: giant gas discovery in offshore Venezuela

San Donato Milanese (Milan), October 16, 2009 - Eni made a world class gas discovery at its Perla field, in the shallow water of the Venezuelan offshore, successfully drilling an explorative well in the Perla field, located in the Cardon IV block, in the Gulf of Venezuela.

The field has a reserve potential higher than the 6 trillion cubic feet of gas (1 of barrels of oil equivalent) previously estimated. In order to further define the field, further appraisal wells will be required. The Perla 1X well, 50 km from the coast, has been drilled encountering a hydrocarbon column of 240 meters (775 feet).

During the production test, the well produced high quality gas with a capacity of 600,000 cubic meters per day (approximately 3,700 boed) and 500 barrels of condensate per day. Normalized gas production per well is expected to increase to over 1 million cubic meters per day (6,000 boed).

The results of the well exceeded pre-drill expectations, making Perla the largest gas discovery in Venezuela and, potentially, one of the world’s largest natural-gas discoveries in recent years. These results will be evaluated with the objective of accelerating the definition of a work program to further define the discovery and establishing possible development scenarios.

The Cardón IV Block is currently licensed and operated by a Joint Operating Company, 50% Eni and 50% Repsol, named Cardón IV S.A. The Venezuelan state company Petróleos de Venezuela S.A. (PDVSA) owns a 35% back-in right in the development phase and, if exercised, Eni and Repsol will each hold a 32.5% interest in the project.

In order to optimize and accelerate the start-up of Perla field, Eni will employ its breakthrough technologies and the considerable expertise achieved in the development of gas offshore fields around the world and in giant fields with the same characteristics of Perla.

Eni is present in Venezuela through a participation in Petrosucre, the Operating Company of Corocoro Field (PDVSA 74%, Eni 26%) which provides a daily equity production of about 8,000 barrels of oil, and in Petrolera Guiria (PDVSA 64.25%, Eni 19.5% and Ineparia 16.25%) which operates the discovery of Punta Sur. Both Corocoro and Punta Sur fields are located in the offshore of the Gulf of Paria.

Furthermore, Eni participates together with PDVSA to the studies finalised to the development of Block Junin-5 resources, located in the Faja of Orinoco, area rich of heavy oil resources.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.com

Italy, Russia and Turkey sign joint agreement on Samsun-Ceyhan oil pipeline

San Donato Milanese (Milan), October 19, 2009 - The Vice Prime Minister of the Russian Federation, Igor Ivanovich Sechin, the Russian Minister of Energy, Sergei Shmatko, the Minister of Energy of the Republic of Turkey, Taner Yildiz and the Minister for Economic Development of the Italian Republic, Claudio Scajola, signed today in Milan a joint statement concerning the construction of the Samsun-Ceyhan oil pipeline between Turkey's Black Sea coast and its Mediterranean coast.

The agreement testifies the excellent level of cooperation among the three Governments, in particular in the energy sector, and it underlines their joint commitment to enhance energy security in their respective countries and in the European market through the diversification of transport routes, as well as the protection of the environment.
The Ministers confirm that their countries will guarantee the stable and balanced regulatory framework needed for the construction of the Samsun-Ceyhan pipeline.

In line with the agreements signed in Ankara on August 6, 2009 by the representatives of the Russian Federation and the Republic of Turkey, which envisage the participation of Russian oil companies in the Samsun-Ceyhan Project, the Ministers agree that this initiative will contribute to strengthening security of supply, to protecting the environment and to enhanced cooperation.

At the same time, representatives of Eni, Calik Holding, JSC Transneft and Rosneft, the energy companies involved, signed a Memorandum of Understanding which envisages the commitment to discuss the definition of the economic and contractual conditions for Russian companies to participate in the Samsun-Ceyhan Project in order to ensure the volume of crude that would guarantee the economic sustainability of the project.

Eni has been heavily involved in the oil pipeline project since 2005 and will play a leading role in its realization. In 2006, Eni bought 50% of Trans Anadolu Pipeline Company (TAPCO), the company designed for the realization and management of the Samsun Ceyhan pipeline.

The project has been developed taking environmental issues into consideration and adopting measures which comply with the most rigorous international safety standards. Furthermore, in order to cause minimal disturbance to the environment and existing infrastructure, the pipeline will be built along existing pipeline routes.

The Samsun-Ceyhan pipeline will facilitate safer transport across the Bosphorus and Dardanelles Straits as well as reducing the impact on the region’s complex and delicate ecosystem.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.065982398
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +39. 800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.it
segreteriasocietaria.azionisti@eni.it
investor.relations@eni.it

Web site: www.eni.com

ENI ANNOUNCES RESULTS FOR THE THIRD QUARTER
AND THE FIRST NINE MONTHS OF 2009

San Donato Milanese, October 29, 2009 - Eni, the international oil and gas company, today announces its group results for the third quarter and the first nine months of 20091 (unaudited).

Financial Highlights

  Adjusted operating profit: down 49.7% to euro 3.12 billion for the third quarter and down 46.7% to euro 9.42 billion for the first nine months of 2009
  Adjusted net profit: down 60.5% to euro 1.15 billion for the third quarter and down 53.6% to euro 3.81 billion for the first nine months of 2009
  Net profit: down 57.8% to euro 1.24 billion for the third quarter and down 59% to euro 3.98 billion for the first nine months of 2009
  Cash flow: euro 2.03 billion for the third quarter (euro 9.66 billion for the first nine months of 2009)

Operational Highlights

  Oil and natural gas production: down 4.9% to 1.68 million barrels per day for the third quarter (down 2.6% for the first nine months of 2009). When excluding OPEC cuts, the decrease was 3.5% and 1.1%, respectively
  Natural gas sales: up 11.7% to 22.52 billion cubic meters for the third quarter (up 2.9% for the first nine months of 2009)
  Made a large gas discovery offshore Venezuela
  Awarded license for the development of the giant Zubair field, one of the biggest oil properties in Iraq

Paolo Scaroni, Chief Executive Officer, commented:
“Eni has delivered solid results in the quarter despite significantly reduced demand and lower hydrocarbons prices.
The Company’s recent achievements, including winning a license to develop the giant Zubair oilfield in Iraq and the large Perla gas discovery off the Venezuelan coast, mark decisive progress in our strategy to build leading positions in the world’s fastest-growing production areas.”

(1)	This press release represents the quarterly report prepared in compliance with Italian listing standards as provided by Article 154-ter of the Italian code for securities and exchanges (Testo Unico della Finanza).

Financial highlights

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	SUMMARY GROUP RESULTS (euro million)	Nine Months 2008	Nine Months 2009	% Ch.

6,239	2,405	3,217	(48.4)	Operating profit	18,209	9,589	(47.3)
6,197	2,549	3,117	(49.7)	Adjusted operating profit (a)	17,668	9,420	(46.7)
2,941	832	1,240	(57.8)	Net profit (b)	9,699	3,976	(59.0)
0.81	0.23	0.34	(58.0)	- per ordinary share (euro) (c)	2.66	1.10	(58.6)
2.44	0.63	0.97	(60.2)	- per ADR ($) (c) (d)	8.10	3.00	(63.0)
2,913	902	1,152	(60.5)	Adjusted net profit (a) (b)	8,209	3,813	(53.6)
0.80	0.25	0.32	(60.0)	- per ordinary share (euro) (c)	2.25	1.05	(53.3)
2.41	0.68	0.92	(61.8)	- per ADR ($) (c) (d)	6.85	2.87	(58.1)

(a)	For a detailed explanation of adjusted operating profit and net profit see page 23.
(b)	Profit attributable to Eni shareholders.
(c)	Fully diluted. Dollar amounts are converted on the basis of the average EUR/USD exchange rate quoted by the ECB for the periods presented.
(d)	One ADR (American Depositary Receipt) is equal to two Eni ordinary shares.

Adjusted Operating Profit
Adjusted operating profit for the quarter was euro 3.12 billion, down 49.7% from the third quarter of 2008. For the first nine months of 2009, adjusted operating profit was euro 9.42 billion, down 46.7% from a year ago. These results reflected the weaker operating performance of the Exploration & Production division which was impacted by sharply lower oil and gas prices. Also the downstream oil business posted significantly lower operating results due to unprofitable refining margins.

Adjusted Net Profit
Adjusted net profit for the quarter was euro 1.15 billion, down 60.5% and for the first nine months of 2009 was euro 3.81 billion, down 53.6%. These results reflected a weaker operating performance, lower results reported by equity-accounted entities and higher adjusted tax rate (up 3.4 percentage points in the quarter; up 0.9 percentage point in the first nine months of 2009).

Capital Expenditure
Capital expenditure was euro 2.96 billion for the quarter and euro 9.8 billion for the first nine months of 2009 mainly related to continuing development of oil and gas reserves, the upgrading of gas transport infrastructure and the construction of rigs and offshore vessels in the Engineering & Construction segment.

Cash Flow
In the quarter net cash generated by operating activities amounted to euro 2,034 million. Proceeds from disposals were euro 292 million mainly related to the first tranche of total cash consideration from the divestment to Gazprom of a 51% stake in OOO SeverEnergia being Eni's share euro 155 million. These inflows were used to fund part of the financing requirements associated with capital expenditure (euro 2,957 million) and the payment of the 2009 interim dividend (euro 1,811 million) to Eni shareholders. As a result, net borrowings2 as of September 30, 2009 increased by euro 2,185 million from June 30, 2009.
In the first nine months of 2009 net cash generated by operating activities amounted to euro 9,655 million. Proceeds from disposals were euro 3,567 million mainly related to the divestment of a 20% interest in Gazprom Neft based on the call option agreement with Gazprom which yielded cash consideration of euro 3,070 million. Further cash proceeds related to the first tranche of total cash consideration on the divestment of a 51% stake in OOO SeverEnergia (euro 155 million) and the divestment of certain non strategic assets in the Exploration & Production division (euro 0.4 billion). Capital transactions mainly related to a share capital increase (euro 1,542 million) subscribed to by Snam Rete Gas minorities following restructuring of Eni’s regulated gas businesses in Italy. These inflows were used to fund part of the financing requirements associated with capital expenditure (euro 9,801 million), the payment of Eni’s dividends (euro 4,166 million, of which euro 1,811 million related to the 2009 interim dividend) and the completion of the Distrigas acquisition (euro 2,045 million). At September 30, 2009 net borrowings amounted to euro 20,540 million increasing by euro 2,164 million from December 31, 2008 (euro 18,376 million).

(2)	Information on net borrowings composition is furnished on page 33.

Financial Ratios
Return on Average Capital Employed (ROACE)3 calculated on an adjusted basis for the twelve-month period to September 30, 2009 was 10% (19.9% at September 30, 2008).
The ratio of net borrowings to shareholders’ equity including minority interest – leverage3 – increased to 0.42 at September 30, 2009 from 0.38 as of December 31, 2008.

Operational highlights and trading environment

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	KEY STATISTICS	Nine Months 2008	Nine Months 2009	% Ch.

1,764	1,733	1,678	(4.9)	Production of hydrocarbons	(kboe/d)	1,777	1,730	(2.6)
1,015	986	957	(5.7)	- Liquids	(kbbl/d)	1,008	985	(2.3)
4,302	4,290	4,139	(4.1)	- Natural gas	(mmcf/d)	4,415	4,274	(3.2)
20.17	20.46	22.52	11.7	Worldwide gas sales	(bcm)	73.24	75.33	2.9
1.37	1.46	1.40	2.2	- of which: E&P sales in Europe and in the Gulf of Mexico		4.69	4.35	(7.2)
7.62	7.57	9.19	20.6	Electricity sales	(TWh)	22.99	24.54	6.7
3.12	3.07	3.16	1.3	Retail sales of refined products in Europe	(mmtonnes)	8.97	9.02	0.6

Exploration & Production
Oil and natural gas production for the third quarter 2009 amounted to 1,678 kboe/d, representing a decrease of 4.9% from the third quarter of 2008. For the first nine months of 2009, oil and natural gas production amounted to 1,730 kboe/d, representing a decrease of 2.6% from the first nine months of 2008. These declines were mainly due to OPEC production cuts, continuing security issues in Nigeria, lower production uplifts associated with weak European gas demand and mature field declines. These negatives were offset by a continuing production ramp-up in Congo, USA, Kazakhstan, Egypt and Venezuela, as well as positive price impacts reported in the Company’s PSAs.

Gas & Power
Eni’s worldwide natural gas sales were 22.52 bcm in the quarter, up 11.7% from a year ago, and were 75.33 bcm for the first nine months of 2009, up 2.9%. This reflected the contribution of the Distrigas acquisition (up 3.31 bcm in the quarter and up 11.84 bcm in the first nine months of 2009) and organic growth achieved in European target markets (up 13% and 6% in the quarter and the first nine months of 2009, respectively). Volumes on the Italian market recorded a steep decline (down 2.05 bcm for the quarter and down 9.54 bcm in the first nine months of 2009) as the Company's sales to power generation utilities and industrial businesses, declined by 28% and 9% respectively in the quarter as compared to the same quarter in the previous year (down 39% and 18% in the first nine months of 2009) due to the economic downturn.

Realized Oil and Gas Prices
Oil realizations declined by 37.2% in the quarter and by 45.4% in the first nine months of 2009 driven by falling Brent prices. Natural gas realizations were down by 43.1% in the quarter and by 26.7% in the first nine months of 2009 as the pace of decline reflected the time lag between movements in oil prices and their effect on gas prices provided in pricing formulae.

Refining & Marketing
Eni’s realized refining margins in dollar terms were sharply lower both in the quarter and the first nine months of 2009 mirroring trends in the market benchmark (the Brent margin was down $4 per barrel in the quarter). A number of negative factors help explain these trends. Firstly, significantly compressed light-heavy crude differentials due to a reduction in heavy crude availability on the marketplace negatively affected the profitability of Eni’s complex refineries. Specifically in the quarter premium on conversion was substantially reduced. Secondly, relative prices of products to the feedstock cost trended lower due to an ongoing recovery in crude prices absent any significant improvement in demand fundamentals for refined products. Finally, a steep decrease in middle-distillates prices affected refining margins due to lower industrial consumption.

Currency
Results of operations for both periods were helped by the depreciation of the euro vs. the US dollar, down by 4.9% from the third quarter 2008 and 10.3% over the first nine months of the year.

(3)	Non-GAAP financial measures disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided for by CESR Recommendation No. 2005-178b. See pages 33 and 35 for leverage and ROACE, respectively.

Portfolio developments

We continued to focus on our stated strategy, mainly in the Exploration & Production division, through entrance in Iraq with a giant project and strategic agreements on core areas of Russia and Africa.

Iraq
On October 13, 2009, following a successful first round bid, Eni led a consortium of international companies which was awarded a service contract to develop the Zubair giant oilfield (Eni 40%) under a 20-year term with an option for further 5 years. The Eni working interest of 40% may be subject to fractional adjustments. The Zubair field currently produces 195 kboe/d and is expected to plateau at 1.13 mmboe/d following implementation of a field development plan within 2016.

Venezuela
A large gas discovery was made in the Perla field, located in the Cardon IV block (Eni 50%) in the Gulf of Venezuela, yielding during flow test 600,000 cubic meters per day (approximately 3,700 boe/d) during flow tests. The field has been estimated to contain a reserve potential of more than 160 billion cubic meters of gas (1 billion of barrels of oil equivalent).

Africa
-	On September 28, 2009, Eni acquired operatorship of the offshore exploration permits Cape Three Point and Cape Three Point South (Eni 47.2%), off the Ghanaian coast.
-	On August 12, 2009, Eni and Congo’s Ministry of Petroleum signed a strategic partnership with the aim to develop the host country’s oil reserves. Eni intends to deploy its comprehensive cooperation model in pursuing new ventures whereby the traditional oil business is integrated with sustainable development initiatives designed to support the host countries’ population in achieving high social and economic standards.

Pakistan
On September 30, 2009, Eni was awarded the exploration license of onshore Sukhpur block, following a competitive bid procedure. The Sukhpur block is located in proximity to the Eni-operated producing area of Bhit (Eni 40%), and significant operating synergies are expected in future development activities.

Russia
On September 23, 2009, Eni and its Italian partner Enel in the 60-40% owned joint-venture OOO SeverEnergia completed the divestment of the 51% stake in the venture to Gazprom for cash consideration of $1,566 million (Eni’s share being $940 million) to be paid in two tranches, in line with the framework agreement signed in May 2009. On September 24, 2009 Eni collected the first tranche of the consideration corresponding to approximately 25% of the whole amount for euro 155 million (or $230 million at the EUR/USD exchange rate of 1.48 as of the transaction date). The second tranche of the consideration will be paid by March 2010 ($710 million). A gain amounting to euro 100 million was recognized in the profit for the third quarter. The gain was associated with interest income at an annual rate of 9.4% accruing on the initial investment in the venture when it was acquired on April 4, 2007 based on the contractual arrangements between Eni and Gazprom.
SeverEnergia owns 100% of three Russian companies operating in the development of gas reserves in the Yamal Nenets region in Siberia. The parties are committed to producing first gas by June 2011 from the Samburskoye field targeting a production plateau of 150 kboe/d within two years from the start of production.

Turkey
On October 19, 2009 Eni and its commercial partners in Turkey and Russia, working on the construction of the Samsun-Ceyhan pipeline, signed a Memorandum of Understanding committing to discuss the definition of the economic and contractual conditions for Russian companies to participate in the Samsun-Ceyhan Project in order to ensure the volume of crude that would guarantee the economic sustainability of the project. On the same occasion, representatives of the governments of Italy, Turkey and Russia reaffirmed their support to the project which will build a by-pass to facilitate safer transport across the Bosphorus and Dardanelles Straits as well as reducing the impact on the region’s complex and delicate ecosystem.

Production start-ups
In the latest months, we achieved a number of field start-ups:

(i)	Blacktip (Eni 100%, operator) offshore Australia;
(ii)	North Bardawil (Eni 60%, operator) off the Egyptian coast;
(iii)	Tombua-Landana (Eni 20%) offshore Angola;
(iv)	Thunder Hawk (Eni 25%) in the Gulf of Mexico;
(v)	Tyrihans (Eni 6.23%) offshore Norway;
(vi)	PY-1 (Eni 47.16%) offshore India.

Outlook

Eni assumes Brent oil prices of approximately $60 bbl for the full year 2009 considering ongoing upward trends in crude oil market prices. Management expects that European demand for natural gas and fuels will continue to shrink. Key business trends for the year are expected to be the following:

-	Hydrocarbon production: the Company guides for a production level roughly in line with the volume of 1.797 kboe/d achieved in 2008, when excluding the impact of OPEC cuts. The revision to previous forecast for a production growth in the year as communicated to the marketplace reflects further deterioration of certain contingent issues namely in Nigeria and lower entitlements in the Company’s PSA due to higher pricing assumptions. Compared to the previous forecast, the Company still sees volume reduction associated with lower European gas demand and rescheduling of certain development projects that were planned in the first half with a view of benefiting from a reduction in investment costs. On the positive side, the Company has continued to achieve new field start-ups and volume ramp-up in a number of production areas, mainly Congo, USA, Egypt and Venezuela;
-	Worldwide natural gas sales: are forecasted to remain unchanged from 2008 levels (actual sales volumes in 2008 were 104.23 bcm) as bigger than anticipated impact of the economic downturn on European gas demand has limited the ability of the Company to drive the planned volume growth. Volumes on the Italian market are expected to post a sharp reduction due to the economic downturn and rising competitive pressure. On the positive side, outside Italy sales volumes will be underpinned by the contribution of the Distrigas acquisition and marketing activities designed to strengthen volumes in target European markets;
-	Refining throughputs on Eni’s account: the Company expects that processed volumes will achieve the same level as in 2008 (actual volumes in 2008 were 35.84 mmtonnes). The Company expects to replace with own processing lower volumes processed by third parties, thus making for lower utilization rates due to a weak trading environment;
-	Retail sales of refined products in Italy and the rest of Europe: are expected to remain substantially unchanged from 2008 levels (12.03 mmtonnes in 2008, excluding the impact of the divestment to Galp of marketing activities in the Iberian Peninsula that was executed late in 2008) due to weak demand for fuels forecast in the main European markets, whilst it is anticipated that continued marketing efforts and pricing initiatives on the Italian market will yield positive results in terms of both share and marketed volumes.

In 2009, management expects a slight decrease in capital expenditure versus 2008 (euro 14.56 billion in 2008). Capital expenditure will be directed mainly to the development of oil and natural gas reserves, the upgrading of construction vessels and rigs, and the upgrading of natural gas transport infrastructure.
Management has taken a number of measures designed to ensure the achievement of a ratio of net borrowings to total equity (leverage) adequate to support the Company’s current credit rating, although it may temporarily exceed the level recorded at the end of 2008 (0.38).

Other information

During the remainder of the year, developments in certain pending legal proceedings may have a significant impact on the Company’s results. Currently, the Company believes that losses from those proceedings are either not probable or not reasonably quantifiable. The above referenced legal proceedings are discussed under the heading "Guarantees, commitments and risks", in the paragraphs (i) and (ii) of the section "Civil and administrative proceedings"; (ii) of the section "Antitrust" and (i) of the section "Court Inquiries" as published in Eni’s interim consolidated financial statements as of and for the six-month period ended June 30, 2009 that was released to the public on August 7, 2009 and no material developments have occurred since then.

This press release for the third quarter and the first nine months of 2009 (unaudited) provides data and information on business and financial performance in compliance with Article 154-ter of the Italian code for securities and exchanges ("Testo Unico della Finanza" - TUF). Quarterly accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.
The evaluation and recognition criteria applied during the preparation of the report for the third quarter and the first nine months of 2009 are unchanged from those adopted for the preparation of the 2008 Annual Report on form 20-F with the exception of the recognition and evaluation of customer loyalty programmes, after the effectiveness of IFRIC 13. For further details see Eni’s Interim Consolidated Report as of June 30, 2009. From year 2009, the Company accounts gains and losses on non-hedging commodity derivatives instruments, including both fair value re-measurement and settled transactions, as items of operating profit. Prior period results have been restated accordingly.
Results are presented for the third quarter and the first nine months of 2009 and for the third quarter and the first nine months of 2008.
Information on liquidity and capital resources relates to end of the period as of September 30, 2009, June 30, 2009 and December 31, 2008. Tables contained in this press release are comparable with those presented in the management’s disclosure section of the Company’s annual report and interim report.
Non-GAAP financial measures and other performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables to help investors to gain a full understanding of said measures in line with guidance provided by recommendation CESR/05-178b.

Eni’s Chief Financial Officer, Alessandro Bernini, in his position as manager responsible for the preparation of the Company’s financial reports, certifies pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998, that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and entries.

Cautionary statement
This press release, in particular the statements under the section "Outlook", contains certain forward-looking statements particularly those regarding capital expenditures, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets, and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the first nine months of the year cannot be extrapolated on an annual basis.

Contacts
E-mail: segreteriasocietaria.azionisti@eni.it

Investor Relations
E-mail: investor.relations@eni.it
Tel.: +39 0252051651 - Fax: +39 0252031929

Eni Press Office
E-mail: ufficiostampa@eni.it
Tel.: +39 0252031287 - +39 0659822040

* * *

Eni
Società per Azioni Rome, Piazzale Enrico Mattei, 1
Share capital: euro 4,005,358,876 fully paid
Tax identification number 00484960588
Tel.: +39 0659821 - Fax: +39 0659822141

* * *

This press release for the third quarter and the first nine months of 2009 (unaudited) is also available on the Eni web site: www.eni.com

About Eni
Eni is one of the leading integrated energy companies in the world operating in the oil and gas, power generation, petrochemicals, engineering and construction industries. Eni is present in more than 70 countries and is Italy’s largest company by market capitalization.

Summary results for the third quarter and the first nine months of 2009
 (euro million)

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	Nine Months 2008	Nine Months 2009	% Ch.

28,144	18,267	19,142	(32.0)	Net sales from operations	83,532	61,150	(26.8)
6,239	2,405	3,217	(48.4)	Operating profit (a)	18,209	9,589	(47.3)
(334)	(190)	(145)	..	Exclusion of inventory holding (gains) losses	(1,412)	(210)
292	334	45		Exclusion of special items	871	41
				of which:
(21)				- non recurring items	(21)
313	334	45		- other special items	892	41

6,197	2,549	3,117	(49.7)	Adjusted operating profit (a)	17,668	9,420	(46.7)

2,941	832	1,240	(57.8)	Net profit pertaining to Eni	9,699	3,976	(59.0)
(187)	(143)	(108)		Exclusion of inventory holding (gains) losses	(970)	(160)
159	213	20		Exclusion of special items	(520)	(3)
				of which:
(21)				- non recurring items	(21)
180	213	20		- other special items	(499)	(3)

2,913	902	1,152	(60.5)	Adjusted net profit pertaining to Eni	8,209	3,813	(53.6)
148	208	249	68.2	Adjusted net profit of minorities	515	663	28.7
3,061	1,110	1,401	(54.2)	Adjusted net profit	8,724	4,476	(48.7)
				Breakdown by division (b)
2,438	1,008	943	(61.3)	Exploration & Production	6,511	2,859	(56.1)
467	497	579	24.0	Gas & Power	2,126	2,064	(2.9)
177	(99)	(48)	..	Refining & Marketing	301	(79)	..
(57)	(114)	(46)	19.3	Petrochemicals	(219)	(255)	(16.4)
203	226	214	5.4	Engineering & Construction	571	663	16.1
(48)	(75)	(62)	(29.2)	Other activities	(162)	(162)
(152)	(292)	(183)	(20.4)	Corporate and financial companies	(291)	(649)	..
33	(41)	4		Impact of unrealized intragroup profit elimination (c)	(113)	35

				Net profit
0.81	0.23	0.34	(58.0)	per ordinary share (euro)	2.66	1.10	(58.6)
2.44	0.63	0.97	(60.2)	per ADR ($)	8.10	3.00	(63.0)
				Adjusted net profit
0.80	0.25	0.32	(60.0)	per ordinary share (euro)	2.25	1.05	(53.3)
2.41	0.68	0.92	(61.8)	per ADR ($)	6.85	2.87	(58.1)
3,635.7	3,622.4	3,622.4	(0.4)	Weighted average number of outstanding shares (d)	3,644.3	3,622.4	(0.6)
5,733	2,178	2,034	(64.5)	Net cash provided by operating activities	15,683	9,655	(38.4)
3,112	3,697	2,957	(5.0)	Capital expenditure	9,871	9,801	(0.7)

(a)	From year 2009, the Company accounts gain and losses on non-hedging commodity derivatives instruments, including both fair value re-measurement and settled transactions, as items of operating profit. Adjusted operating profit and net profit only include gains and losses associated with settled transaction, gross and net of the associated tax impact respectively. Prior period results have been restated accordingly.
(b)	For a detailed explanation of adjusted net profit by division see page 23.
(c)	This item concerned mainly intragroup sales of commodities, services and capital goods recorded in the assets of the purchasing business segment as of the end of the period.
(d)	Fully diluted (million shares).

Trading environment indicators

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	Nine Months 2008	Nine Months 2009	% Ch.

114.78	58.79	68.28	(40.5)	Average price of Brent dated crude oil (a)	111.02	57.16	(48.5)
1.504	1.362	1.431	(4.9)	Average EUR/USD exchange rate (b)	1.522	1.365	(10.3)
76.32	43.16	47.71	(37.5)	Average price in euro of Brent dated crude oil	72.94	41.88	(42.6)
6.37	3.61	2.34	(63.3)	Average European refining margin (c)	6.07	3.76	(38.1)
8.51	3.90	2.26	(73.4)	Average European refining margin Brent/Ural (c)	8.60	4.14	(51.9)
4.24	2.65	1.64	(61.3)	Average European refining margin in euro	3.99	2.75	(31.1)
5.0	1.3	0.8	(84.0)	Euribor - three-month euro rate (%)	4.8	1.4	(70.8)
2.9	0.9	0.4	(86.2)	Libor - three-month dollar rate (%)	3.0	0.8	(73.3)

(a)	In USD per barrel. Source: Platt’s Oilgram.
(b)	Source: ECB.
(c)	In USD per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

Group results

Net Profit
Net profit for the third quarter of 2009 was euro 1,240 million, a decrease of euro 1,701 million from the third quarter of 2008, down 57.8%. For the first nine months of 2009 net profit was euro 3,976 million, a decrease of euro 5,723 million from the first nine months of 2008, or 59%. The reduction reflected a decreased operating performance (down euro 3,022 million or 48.4% in the quarter, down euro 8,620 million or 47.3% in the first nine months) recorded mainly in the Exploration & Production division driven by lower oil and gas prices. In addition, Group results were affected by lower profits reported by equity-accounted entities, a higher consolidated tax rate up from 51.9% to 54% in the third quarter (from 46.1% to 52.4% in the first nine months) mainly due to recently enacted tax regulations that provided a one-percentage point increase in the tax-rate applicable to Italian companies engaged in the energy sector and enactment of a supplemental tax rate to be added to the Italian statutory tax-rate resulting in higher taxes currently payable amounting to euro 71 million in the quarter (euro 214 million in the first nine months). Additionally when compared to the tax rate on a nine-month basis, it should be noted that the 2008 tax rate benefited from a tax gains associated with an adjustment to deferred taxation amounting to euro 1 billion.

Adjusted Net Profit
Adjusted net profit amounted to euro 1,152 million, representing a reduction of euro 1,761 million from the third quarter of 2008, down 60.5%. For the first nine months of 2009, adjusted net profit amounted to euro 3,813 million, a reduction of euro 4,396 million from the first nine months of 2008 (down 53.6%). Third quarter adjusted net profit is calculated by excluding an inventory holding profit of euro 108 million and net special charges of euro 20 million, resulting in an overall adjustment equal to a decrease of euro 88 million. For the first nine months of 2009, adjusted net profit excludes an inventory holding profit of euro 160 million and net special gains of euro 3 million, resulting in an overall adjustment equal to a decrease of euro 163 million.
The balance between special charges and gains comprised on the negative side, impairment charges recorded on oil & gas properties in the Exploration & Production division, a number of petrochemicals plants and goodwill recognized on marketing assets in the Refining & Marketing division as well as environmental and other risk provisions. On the positive side, re-measurement gains were recorded on fair value evaluation of certain non-hedging commodity derivatives and gains on the divestment of certain oil & gas properties to the partner Suez.

Results by division
The decline in the Group adjusted net profit reflected lower results mainly reported by the Exploration & Production and the Refining & Marketing divisions.

Exploration & Production
The Exploration & Production division net results declined by euro 1,495 million or 61.3% in the third quarter, and euro 3,652 million or 56.1% in the first nine months of 2009. Those trends were explained by a weaker operating performance (down euro 2,806 million or 53.5% in the third quarter; down euro 7,821 million or 53.9% in the first nine months of 2009) driven by lower oil and gas realizations in dollar terms (down 37.2% and 43.1%, respectively, in the third quarter; down 45.4% and 26.7%, respectively, in the first nine months of 2009) and lower sales volumes (down 6.8 million boe or 4.4% in the third quarter; down 12 million boe or 2.6% in the first nine months of 2009). These declines were partially offset by the positive impact of the depreciation of the euro against the dollar (down 4.9% in the third quarter and down 10.3% in the first nine months of 2009).

Refining & Marketing
The Refining & Marketing division reported an adjusted operating loss in the third quarter of euro 110 million (down euro 337 million). In the first nine months of 2009 adjusted operating loss of euro 161 million was down of euro 497 million from the first nine months of 2008. These declines were driven by sharply lower refining margins as a result of the unfavorable trading environment. Furthermore, quarterly results were affected by a lower performance of marketing activities due to lower margins. Net results were down by euro 225 million and euro 380 million in the third quarter and first nine months of 2009 respectively.

Gas & Power
In the third quarter the Gas & Power division achieved an increased adjusted net profit (up euro 112 million, or 24%) driven by better operating performance (up euro 135 million, or 23%) due to the Regulated businesses in Italy which benefited from the positive impact of a new tariff mechanism in the Distribution segment resulting in a favorable comparison to prior quarter results. The International transport business and equity-accounted entities both reported lower results. The Marketing business posted a slight increase in operating profit mainly due to gains recorded on settlement of certain non-hedging commodity derivatives amounting to euro 144 million associated with future sales of gas and electricity at fixed prices. Under IFRS, the Company is required to recognize fair value accounting effects on those derivatives in profit or loss because hedge accounting is not followed. However, in assessing the underlying performance of the Marketing business, management calculates an alternative measure of performance the EBITDA pro-forma adjusted, by bringing forward the impacts of the settlement of those derivatives to future reporting periods where the associated revenues are expected to be recognized. Management believes that disclosing this internally used measure is helpful in assisting investors to understand these business trends (see page 19). When measured against this performance indicators, the Marketing business showed a decline in results amounting to euro 166 million. Marketing results for the quarter were mainly affected by lower marketed volumes mainly on the Italian market reduced by the current economic downturn.
In the first nine months of 2009, the division reported an adjusted net profit of euro 2,064 million (down euro 62 million, or 2.9%) due to a weaker operating performance registered in the Marketing business due to above-mentioned market trends.

Engineering & Construction
The Engineering & Construction division reported improved net profit (up euro 11 million or 5.4% in the third quarter; up euro 92 million or 16.1% in the first nine months of 2009) driven by steady revenue and profitability as a result of the large number of oil & gas projects that were started during the upward phase of the oil cycle.

Petrochemicals
The Petrochemical division has continued to report losses at both operating and net level (in the quarter the net loss amounted to euro 46 million; euro 255 million in the first nine months) due to a prolonged weakness in industry fundamentals reflecting lower end-markets demand and high competitive pressures.

Liquidity and capital resources
Summarized Group Balance Sheet

(euro million)	Dec. 31, 2008	June 30, 2009	Sept. 30, 2009	Change vs Dec. 31, 2008	Change vs June 30, 2009

Fixed assets	74,461	77,871	78,304	3,843	433
Net working capital	(9,437)	(8,409)	(7,831)	1,606	578
Current investments	2,741			(2,741)
Provisions for employee benefits	(947)	(966)	(976)	(29)	(10)
Non-current assets held for sale including related net borrowings	68	68	68

Capital employed, net	66,886	68,564	69,565	2,679	1,001

Shareholders’ equity including minority interest	48,510	50,209	49,025	515	(1,184)
Net borrowings	18,376	18,355	20,540	2,164	2,185

Total liabilities and shareholders’ equity	66,886	68,564	69,565	2,679	1,001

The appreciation of the euro, in particular versus the US dollar, from December 31, 2008 (the EUR/USD exchange rate was 1.464 as of September 30, 2009, as compared to 1.392 as of December 31, 2008, up 5.2%) reduced net capital employed, net equity and net borrowings by approximately euro 1,290 million, euro 1,160 million and euro 130 million respectively, as a result of translation differences.

Fixed assets amounted to euro 78,304 million, representing an increase of euro 3,843 million from December 31, 2008 reflecting capital expenditure incurred in the period (euro 9,801 million) and recognition of the share of goodwill associated with the buy-out of the Distrigas minorities (euro 903 million), partly offset by depreciation, depletion, amortization and impairment charges (euro 6,552 million) recorded in the period.

Net working capital amounted to a negative euro 7,831 million, representing an increase of euro 1,606 million from December 31, 2008, mainly due to derecognition of a put option awarded to Publigaz and classified a current liability in 2008 financial statements (a positive of euro 1,495 million). Derecognition was associated with a mandatory take-over bid on Distrigas minorities. In addition, net working capital increased due to lower tax payables and provisions for net deferred tax liabilities (approximately euro 1 billion) related to the payments made in June by Italian subsidiaries net of income taxes accrued for the period. Gas inventories decreased as a consequence of gas off-takes made during winter time; management expects to replenish gas inventory by year end.
The item Current investments was reduced for an amount corresponding to the book value of a 20% interest in OAO Gazprom Neft (euro 2,741 million) following the exercise of a call option by Gazprom.

Shareholders’ equity including minorities increased by euro 515 million to euro 49,025 million, reflecting: (i) comprehensive income for the period (euro 3,125 million) as a result of net profit for the period (euro 4,639 million), losses in fair value evaluation of certain cash flow hedges taken to reserve and foreign currency translation effects; (ii) closing of the mandatory public takeover bid on the minorities of Distrigas which determined an increase in shareholders’ equity due to derecognition of the put option awarded to Publigaz SCRL in 2008 (euro 1,495 million); (iii) the Snam Rete Gas’ share capital increase subscribed by minorities for euro 1,542 million.
These increases were partly offset by: (i) dividend payments to Eni shareholders (euro 4,166 million) as well as minority shareholders of certain consolidated subsidiaries (euro 346 million); (ii) elimination of the book value, including their respective share of profit for the period, of the Distrigas minorities who tendered their shares to the public offer (euro 1,146 million).

Summarized Group Cash Flow Statement
(euro million)

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

5,733	2,178	2,034	Net cash provided by operating activities	15,683	9,655
(3,112)	(3,697)	(2,957)	Capital expenditure	(9,871)	(9,801)
(127)	(175)	(63)	Investments and acquisitions of consolidated subsidiaries and businesses	(2,076)	(2,277)
91	3,093	292	Disposals	564	3,567
(568)	(2,258)	4	Other cash flow related to capital expenditure, investments and disposals	13	(509)
2,017	(859)	(690)	Free cash flow	4,313	635
(2,728)	(2,355)	(1,811)	Dividends to Eni shareholders and shares repurchased	(5,667)	(4,166)
(24)	1,286	12	Dividends to minorities, shares repurchased and other changes in shareholders’ equity	(243)	1,296
(523)	101	304	Exchange differences and other changes	101	71
(1,258)	(1,827)	(2,185)	CHANGE IN NET BORROWINGS	(1,496)	(2,164)

Main cash inflows for the first nine months of 2009 were: (i) net cash provided by operating activities (euro 9,655 million); (ii) cash proceeds of euro 3,070 million associated with the divestment of a 20% interest in Gazprom Neft following exercise of a call option agreement by Gazprom, plus the first tranche of the proceeds from the sale of the 51% interest in OOO SeverEnergia (Eni's share 60%) for euro 155 million (including repayment of financing); (iii) the subscription by Snam Rete Gas minorities of a share capital increase amounting to euro 1,542 million; (iv) further cash proceeds of approximately euro 500 million mainly associated with the divestment of certain non strategic assets in the Exploration & Production division, following 2008 agreements signed with Suez.
These funds allowed to meet a part of the cash requirements associated with capital expenditure of euro 9,801 million; completion of a mandatory takeover bid on the Distrigas minorities, including the squeeze-out procedure for total cash consideration of euro 2,045 million; payment of dividends to Eni shareholders (euro 4,166 million of which euro 1,811 million as interim dividend for the year 2009) as well as dividend payments to minorities (euro 263 million) in particular relating to Snam Rete Gas and Saipem. Net borrowings increased by euro 2,164 million.

Other information

Continuing listing standards provided by Article No. 36 of Italian exchanges regulation about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU countries.
As of September 30, 2009 the provisions of Article No. 36 of Italian exchanges regulation in accordance with Italian continuing listing standards apply to eight Eni subsidiaries: Burren Energy (Bermuda) Ltd, Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, NAOC-Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Trans Tunisian Pipeline Co Ltd and Burren Energy (Congo) Ltd which fell within the scope of the regulation as stated in the Interim Consolidated Report as of June 30, 2009 (see page 74). The Company has already adopted adequate procedures to ensure full compliance with the above referenced regulation.

Shareholders’ authorization deadline for buyback expired
Eni informs that the Shareholders’ authorization deadline for buyback expired. Eni’s Shareholders' Meeting on April 29, 2008, authorized the continuation of the purchase program for a period of 18 months starting from the date of the shareholders’ resolution, and up to a maximum level of 400,000,000 (four hundred million) Eni ordinary shares, including the treasury shares already held, up to a total amount of euro 7.4 billion. As at the date of October 29, 2009 a total amount of 398,466,853 Eni’s shares (9.95% of Eni share capital) were purchased, for a total cost of about euro 6.97 billion. As at the same date, Eni’s treasury shares amount to No. 382,952,240 (9.56% of Eni share capital).

Financial and operating information by division for the third quarter and the first nine months of 2009 is provided in the following pages.

Exploration & Production

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	Nine Months 2008	Nine Months 2009	% Ch.

				RESULTS (a)	(euro million)
8,815	5,683	5,325	(39.6)	Net sales from operations		26,536	17,153	(35.4)
5,209	1,778	2,557	(50.9)	Operating profit		14,252	6,709	(52.9)
40	286	(114)		Exclusion of special items:		249	(29)
33	220	(5)		- asset impairments		343	215
	(4)	(111)		- gains on disposal of assets			(278)
4	3	6		- provision for redundancy incentives		6	11
7	67	(4)		- re-measurement gains/losses on commodity derivatives		(95)	23
(4)				- other		(5)
5,249	2,064	2,443	(53.5)	Adjusted operating profit		14,501	6,680	(53.9)
15	50	(49)		Net financial income (expense) (b)		47	34
207	125	106		Net income from investments (b)		470	219
(3,033)	(1,231)	(1,557)		Income taxes (b)		(8,507)	(4,074)
55.4	55.0	62.3		Tax rate	(%)	56.6	58.8
2,438	1,008	943	(61.3)	Adjusted net profit		6,511	2,859	(56.1)

				Results also include:
1,493	1,785	1,458	(2.3)	- amortizations and depreciations		4,726	4,929	4.3
				of which:
367	442	281	(23.4)	exploration expenditure		1,423	1,201	(15.6)
298	394	225	(24.5)	- amortization of exploratory drilling expenditures and other		1,104	995	(9.9)
69	48	56	(18.8)	- amortization of geological and geophysical exploration expenses		319	206	(35.4)
2,001	2,759	2,089	4.4	Capital expenditure		6,365	6,996	9.9
				of which:
334	352	212	(36.5)	- exploratory expenditure (c)		1,315	944	(28.2)

				Production (d) (e)
1,015	986	957	(5.7)	Liquids (f)	(kbbl/d)	1,008	985	(2.3)
4,302	4,290	4,139	(4.1)	Natural gas	(mmcf/d)	4,415	4,274	(3.2)
1,764	1,733	1,678	(4.9)	Total hydrocarbons	(kboe/d)	1,777	1,730	(2.6)

				Average realizations
99.77	54.43	62.69	(37.2)	Liquids (f)	($/bbl)	97.03	53.01	(45.4)
9.13	5.03	5.20	(43.1)	Natural gas	($/mmcf)	7.89	5.78	(26.7)
80.00	44.20	49.54	(38.1)	Total hydrocarbons	($/boe)	75.35	45.02	(40.3)

				Average oil market prices
114.78	58.79	68.28	(40.5)	Brent dated	($/bbl)	111.02	57.16	(48.5)
76.32	43.16	47.71	(37.5)	Brent dated	(euro/bbl)	72.94	41.88	(42.6)
117.83	59.54	68.19	(42.1)	West Texas Intermediate	($/bbl)	113.25	56.90	(49.8)
317.48	131.02	111.95	(64.7)	Gas Henry Hub	($/kcm)	341.49	134.90	(60.5)

(a)	From January 1, 2009, results of the gas storage business are reported within the Gas & Power segment reporting unit following restructuring of Eni’s regulated gas businesses in Italy that was approved by the Company’s Board of Directors and is expected to close by mid-year. Prior period results have been restated accordingly.
(b)	Excluding special items.
(c)	Includes exploration bonuses.
(d)	Supplementary operating data is provided on page 39.
(e)	Includes Eni's share of production of equity-accounted entities.
(f)	Includes condensates.

Results

The Exploration & Production division reported adjusted operating profit amounting to euro 2,443 million for the third quarter of 2009, representing a decrease of euro 2,806 million from the third quarter 2008, down 53.5%. The decrease was mainly driven by lower oil and gas realizations in dollars (down 37.2% and 43.1%, respectively). In addition, the business reported lower production sales volumes (down 6.8 million boe). These negatives were partly offset by a positive impact associated with the depreciation of the euro over the dollar (up approximately euro 300 million).
Special gains excluded from adjusted operating profit amounted to euro 114 million and mainly regarded gains on the divestment of certain exploration and production assets as part of the agreements signed with Suez.

Adjusted net profit for the quarter decreased by euro 1,495 million to euro 943 million from the third quarter of 2008 due to a weaker operating performance, lower results from equity-accounted entities on the back of a weak trading environment as well as a higher tax rate (up 6.9 percentage points) due to a higher share of profit before taxes earned in foreign countries with higher taxation.

Adjusted operating profit for the first nine months of 2009 was euro 6,680 million, a decrease of euro 7,821 million from the first nine months of 2008, down 53.9%, mainly driven by lower oil and gas realizations in dollars (down 45.4% and 26.7%, respectively). Results for the period were also affected by lower production sales volumes (down 12 mmboe). These negatives were partly offset by the depreciation of the euro over the dollar (approximately euro 1 billion).
Adjusted net profit amounted to euro 2,859 million for the first nine months of 2009, with a reduction of euro 3,652 million (down 56.1%) due to a weaker operating performance, lower results from equity-accounted entities and a higher tax rate (up 2.2 percentage points).
Special gains excluded from adjusted operating profit in the first nine months of 2009 (euro 29 million) mainly regarded gains on the divestment of certain exploration and production assets as part of the agreements signed with Suez, re-measurement gains recorded on fair value evaluation of the ineffective portion of certain cash flow hedges and impairments of oil & gas properties in the Gulf of Mexico, Nigeria and Egypt.

Operating review

Liquids and gas production for the third quarter of 2009 amounted to 1,678 kboe/d, representing a decrease of 86 kboe/d from the third quarter of 2008, down 4.9%. This negative trend was mainly the result of OPEC production cuts (down approximately 25 kboe/d), continuing security issues in Nigeria, lower production uplifts associated with weak European gas demand and mature field declines. Those negatives were partially offset by continuing production ramp-ups and field start-ups in Congo, Kazakhstan, Norway, Venezuela and the Gulf of Mexico, also related to the hurricane disruptions occurred in the same period of 2008, and the positive price impact reported in the Company’s PSAs (up approximately 50 kboe/d). The share of liquids and natural gas produced outside Italy was 90% (89% in the third quarter of 2008).

Liquids production came in at 957 kbbl/d, a decrease of 58 kbbl/d from the third quarter of 2008, down 5.7%. Main reductions were related to mature fields decline, mainly in Italy and in the North Sea, and continuing security issues in Nigeria. Main increases were recorded in: (i) the Gulf of Mexico, due to production start-up at the Thunder Hawk (25%) and Pegasus (58%) projects; (ii) Congo, due to the development of the Awa Paloukou (90%) project; (iii) Kazakhstan, due to an improved performance; (iv) Venezuela due to the Corocoro (26%) production ramp-up.

Natural gas production (4,139 mmcf/d) decreased by 163 mmcf/d, or 4.1%. Main reductions were recorded in Libya, Italy and Nigeria. Main increases were recorded in the Gulf of Mexico and in Kazakhstan as well as Congo due to the start-up of the M’Boundi project (83%) and Norway due to production start-up at the Tyrihans (6.23%) and Yttergryta (9.8%) projects.

Liquids and gas production for the first nine months of 2009 amounted to 1,730 kboe/d, representing a decrease of 47 kboe/d from the first nine months of 2008 (down 2.6%) mainly due to OPEC production cuts (down approximately 28 kboe/d), lower production uplifts associated with weak European gas demand, continuing security issues in Nigeria and mature field declines. Those negatives were partially offset by continuing production ramp-ups/start-ups in Angola, Congo, Egypt, Kazakhstan, Venezuela and the Gulf of Mexico also due to the hurricane disruptions occurred in the same period of 2008, and the positive price impact reported in the Company’s PSAs (up approximately 50 kboe/d). The share of oil and natural gas produced outside Italy was 90% (89% in the first nine months of 2008).

Liquids production was 985 kbbl/d, a decrease of 23 kbbl/d from the first nine months of 2008, or 2.3%. Mature fields decline, mainly in Italy and in the North Sea, was partly offset by production increases achieved in Angola, Congo, the Gulf of Mexico and Venezuela.

Natural gas production (4,274 mmcf/d) decreased by 141 mmcf/d, or 3.2% mainly in Italy, Libya and Nigeria. Increases were recorded mainly in the Gulf of Mexico, Kazakhstan and Congo.

Liquids and gas realizations for the quarter decreased on average by 38.1% in dollar terms (down 40.3% in the first nine months of 2009) driven by lower prices for market benchmarks (the Brent crude price declined by 40.5% and 48.5% in the third quarter and first nine months of 2009, respectively).

Eni’s average liquids realizations for the quarter (down 37.2% from a year ago) decreased by $0.23/bbl due to settlement of certain commodity derivatives relating to the sale of 10.6 mmbbl. This was part of a derivative transaction the Company entered into to hedge exposure to variability in future cash flows expected from the sale of a portion of the Company’s proved reserves for an original amount of approximately 125.7 mmbbl in the 2008-2011 period, decreasing to approximately 48.1 mmbbl by end of September 2009. These hedging transactions were undertaken in connection with the acquisition of oil and gas assets in Congo and in the Gulf of Mexico that were executed in 2007.
Eni’s average oil realizations for the first nine months of 2009 (down 45.4% from a year ago) increased instead by $0.45/bbl in the first nine months as settlement of the abovementioned derivative transaction occurred (relating to the sale of 31.6 mmbbl) at more favorable market conditions in the first half of the year. In fact, in the first half of the year liquid realizations were increased by $0.79/bbl on the sale of 21 mmbbl; in the third quarter liquid realizations were reduced by $0.23/bbl on the sale of 10.6 mmbbl as discussed.
Excluding this impact, liquid realizations would have been $62.92 per barrel in the quarter ($52.56 per barrel in the first nine months of 2009).

Eni’s average gas realizations decreased by 43.1% in the quarter (down 26.7% in the first nine months) showing a different pace of decline due to time lags between movements in oil prices and their effect on gas prices provided in pricing formulae.

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

88.1	94.1	91.1	Sales volumes	(mmbbl)	270.8	278.1
11.5	10.5	10.6	Sales volumes hedged by derivatives (cash flow hedge)		34.5	31.6

106.45	54.30	62.92	Average realized price per barrel, excluding derivatives	($/bbl)	103.05	52.56
(6.68)	0.13	(0.23)	Realized gains (losses) on derivatives		(6.02)	0.45

99.77	54.43	62.69	Average realized price per barrel		97.03	53.01

Gas & Power

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	Nine Months 2008	Nine Months 2009	% Ch.

				RESULTS (a)	(euro million)
7,378	5,619	5,511	(25.3)	Net sales from operations		24,349	22,979	(5.6)
687	863	567	(17.5)	Operating profit		3,112	2,683	(13.8)
(138)	18	41		Exclusion of inventory holding (gains) losses		(276)	335
37	(191)	113		Exclusion of special items:		45	(244)
	15	1		- environmental charges		14	18
2	(5)			- gains on disposal of assets		2	(5)
1	5	4		- provision for redundancy incentives		8	12
35	(206)	108		- re-measurement gains/losses on commodity derivatives		24	(269)
(1)				- other		(3)
586	690	721	23.0	Adjusted operating profit		2,881	2,774	(3.7)
171	213	185	8.2	Marketing		1,277	1,172	(8.2)
293	390	450	53.6	Regulated businesses in Italy (a)		1,226	1,309	6.8
122	87	86	(29.5)	International transport		378	293	(22.5)
(2)	(6)	(7)		Net finance income (expense) (b)		(10)	(19)
99	62	76		Net income from investments (b)		332	238
(216)	(249)	(211)		Income taxes (b)		(1,077)	(929)
31.6	33.4	26.7		Tax rate	(%)	33.6	31.0
467	497	579	24.0	Adjusted net profit		2,126	2,064	(2.9)
433	361	344	(20.6)	Capital expenditure		1,402	1,095	(21.9)

				Natural gas sales	(bcm)
16.83	17.33	19.60	16.5	Sales of consolidated subsidiaries		62.11	65.29	5.1
10.97	7.90	8.92	(18.7)	Italy (includes own consumption)		39.54	30.03	(24.1)
5.52	9.17	10.31	86.8	Rest of Europe		21.84	34.51	58.0
0.34	0.26	0.37	8.8	Outside Europe		0.73	0.75	2.7
1.97	1.67	1.52	(22.8)	Eni’s share of sales of natural gas of affiliates		6.44	5.69	(11.6)
18.80	19.00	21.12	12.3	Total sales and own consumption (G&P)		68.55	70.98	3.5
1.37	1.46	1.40	2.2	E&P in Europe and in the Gulf of Mexico		4.69	4.35	(7.2)
20.17	20.46	22.52	11.7	Worldwide gas sales		73.24	75.33	2.9
18.02	17.81	17.24	(4.3)	Gas volumes transported in Italy	(bcm)	63.40	55.34	(12.7)
11.41	9.62	9.77	(14.4)	Eni		38.64	29.81	(22.9)
6.61	8.19	7.47	13.0	On behalf of third parties		24.76	25.53	3.1
7.62	7.57	9.19	20.6	Electricity sales	(TWh)	22.99	24.54	6.7

(a)	From January 1, 2009, results of the gas storage business are reported within the Gas & Power segment reporting unit, within the Regulated businesses results, following restructuring of Eni regulated gas businesses in Italy . As of that date, the results of the Regulated businesses in Italy therefore include results of the Transport, Distribution, Re-gasification and Storage activities in Italy. Prior period results have been restated accordingly. Results of the power generation are reported within the Marketing business as it is ancillary to the latter.
(b)	Excluding special items.

Results

In the third quarter of 2009 the Gas & Power division reported adjusted operating profit of euro 721 million, an increase of euro 135 million or 23% from the third quarter of 2008, driven by a better performance achieved by Regulated businesses in Italy benefiting from the new tariff mechanism for the Distribution activity. The Marketing business posted a slight increase in operating profit (up euro 14 million) mainly due to gains recorded on the settlement of certain non-hedging commodity derivatives amounting to euro 144 million associated with future sales of gas and electricity at fixed prices. When excluding this derivative impact in calculating the EBITDA proforma adjusted (see page 19 below), the Marketing business showed a decline in results amounting to euro 166 million for the third quarter 2009. The Marketing business results mainly reflected declining marketed volumes mainly on the Italian market dragged down by the current economic downturn.

Adjusted net profit for the third quarter of 2009 was euro 579 million, increasing by euro 112 million from the third quarter of 2008 (up 24%) due to an improved operating performance and a lower tax rate (down 4.9 percentage points). These positives were partly offset by lower earnings reported by equity-accounted entities.

In the first nine months of 2009 the Gas & Power division reported adjusted operating profit of euro 2,774 million, a decrease of euro 107 million down 3.7% from the first nine months of 2008. The reduction mainly reflected lower results recorded by the Marketing business (down euro 105 million) due to weaker gas demand, particularly in Italy. This reduction was partly offset by favorable trends in the energy parameters to which gas prices are contractually indexed. Furthermore, a positive impact was recorded associated with settlement of certain non-hedging commodity derivatives resulting in a gain of euro 27 million relating to amounts of gas and electricity that the Gas & Power division expects to supply at fixed prices in future periods. When excluding this derivative impact in calculating the EBITDA proforma adjusted (see page 19 below) the Marketing business confirmed the negative trend results compared to the first nine months of 2008 (down euro 142 million) as showed by operating profit. Also the International Transport business recorded a drop in operating profit.
Adjusted net profit for the first nine months of 2009 was euro 2,064 million, declining by euro 62 million from the first nine months of 2008 (down 2.9%) due to a weaker operating performance, as well as lower earnings reported by equity accounted entities, partly offset by a lower tax rate (down 2.6 percentage points).
Special items excluded from operating profit amounted to net charges of euro 113 million in the quarter and net gains of euro 244 million in the first nine months and related mainly to re-measurement impacts recorded on fair value evaluation of certain non-hedging commodity derivatives in the Marketing business (euro 108 million losses in the quarter and euro 269 million gains in the first nine months) as discussed above.

Operating review

Marketing
This business reported adjusted operating profit of euro 185 million for the third quarter of 2009, representing an increase of euro 14 million from the third quarter of 2008 mainly due to the impact of the settlement of certain non-hedging commodity derivatives resulting in a euro 144 million gain relating to amounts of gas and electricity that the Gas & Power division expects to supply at fixed prices in future periods.
When excluding this derivative impact in calculating the EBITDA proforma adjusted (see page 19 below), the Marketing business showed a decline in results amounting to euro 166 million for the third quarter of 2009. The Marketing business results mainly reflected declining marketed volumes mainly on the Italian market dragged down by the current economic downturn.

The Marketing business reported adjusted operating profit of euro 1,172 million for the first nine months of 2009, a decrease of euro 105 million from the first nine months of 2008 mainly due to lower sales volumes reported by consolidated subsidiaries as a result of the economic downturn that particularly hit the Italian market where volumes were down 24.1%. This reduction was partly offset by a number of positives. First, favorable trends were recorded in the energy parameters to which gas prices are contractually indexed. Secondly, results for the first nine months 2008 were affected by the incurrence of certain operating expenses associated with a claim filed by the Authority for Electricity and Gas which reverted application of a favorable tariff regime on electricity productions.
Finally, a positive impact was recorded associated with settlement of certain non-hedging commodity derivatives resulting in a euro 27 million gain relating to amounts of gas and electricity that the Gas & Power division expects to supply at fixed prices in future periods. When excluding this derivative impact in calculating the EBITDA proforma adjusted (see page 19 below), the Marketing business confirmed the negative trend results compared to the first nine months of 2008 (down euro 142 million) as showed by operating profit.

NATURAL GAS SALES BY MARKET

(bcm)

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	Nine Months 2008	Nine Months 2009	% Ch.

10.97	7.90	8.92	(18.7)	ITALY	39.57	30.03	(24.1)
0.78	0.94	0.70	(10.3)	- Wholesalers	5.23	4.45	(14.9)
0.73	0.24	0.24	(67.1)	- Gas release	2.85	0.89	(68.8)
0.78	0.29	0.63	(19.2)	- Italian exchange for gas and spot markets	1.30	1.02	(21.5)
2.06	1.97	1.87	(9.2)	- Industries	7.27	5.96	(18.0)
0.09	0.12	0.09		- Medium-sized enterprises and services	0.68	0.69	1.5
4.68	2.35	3.39	(27.6)	- Power generation	13.72	8.39	(38.8)
0.43	0.74	0.45	4.7	- Residential	4.15	4.32	4.1
1.42	1.25	1.55	9.2	- Own consumption	4.37	4.31	(1.4)
9.20	12.56	13.60	47.8	INTERNATIONAL SALES	33.67	45.30	34.5
7.07	10.65	11.65	64.8	Rest of Europe	27.08	39.48	45.8
1.54	2.36	2.07	34.4	- Importers in Italy	8.38	7.84	(6.4)
5.53	8.29	9.58	73.2	- European markets	18.70	31.64	69.2
1.95	1.70	1.92	(1.5)	Iberian Peninsula	5.58	5.17	(7.3)
0.82	0.95	1.09	32.9	Germany-Austria	3.47	3.77	8.6
	2.16	2.85	..	Belgium		10.11	..
0.30	0.17	0.30		Hungary	1.89	1.76	(6.9)
0.74	1.01	1.02	37.8	Northern Europe	2.21	3.00	35.7
1.08	1.02	1.17	8.3	Turkey	3.72	3.49	(6.2)
0.43	1.02	1.02	..	France	1.46	3.38	..
0.21	0.26	0.21		Other	0.37	0.96	..
0.76	0.45	0.55	(27.6)	Extra European markets	1.90	1.47	(22.6)
1.37	1.46	1.40	2.2	E&P in Europe and in the Gulf of Mexico	4.69	4.35	(7.2)
20.17	20.46	22.52	11.7	WORLDWIDE GAS SALES	73.24	75.33	2.9

In the third quarter of 2009 natural gas sales were 22.52 bcm, an increase of 2.35 bcm from the third quarter of 2008, up 11.7%, driven by the contribution of the Distrigas acquisition (up 3.31 bcm). Sales included own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico.
Sales volumes on the Italian market declined by 2.05 bcm, or 18.7%, to 8.92 bcm driven by sharply lower supplies to the power generation business (down 1.29 bcm) and, to a lesser extent, to industrial customers (down 0.19 bcm) dragged down by a deep fall in industrial production. Lower sales to power generation customers were also caused by increased use of water basins in the production of electricity thus replacing gas-fired production. International sales were up 4.40 bcm, or 47.8%, to 13.60 bcm, benefiting from the contribution of Distrigas (up 3.31 bcm).
Organic growth was achieved in a number of European markets, including the French market where ongoing marketing initiatives and a growing customer base helped boost sales (up 0.32 bcm) and Germany-Austria (up 0.23 bcm). Sales in Northern Europe increased by up 0.28.

In the first nine months of 2009 natural gas sales were 75.33 bcm, an increase of 2.09 bcm from the first nine months of 2008, up 2.9%, due to the contribution of the Distrigas acquisition (up 11.84 bcm), partly offset by lower gas demand in Europe caused by the economic downturn. Sales included own consumption, Eni’s share of sales made by equity-accounted entities and upstream sales in Europe and the Gulf of Mexico.
In Italy, sales volumes decreased by 9.54 bcm, or 24.1%, to 30.03 bcm reflecting sharply lower supplies to power generation utilities (down 5.33 bcm) and industrial customers (down 1.31 bcm) dragged down by a decline in industrial production following the economic downturn and, to a lower extent, to wholesalers (down 0.78 bcm) also reflecting competitive pressure. Lower sales to power generation customers also reflected wider use of water basins. These negatives were partly offset by increased volumes sold to the residential sector (up 0.17 bcm) mainly due to higher weather-related sales.

International sales were up 11.63 bcm, or 34.5%, to 45.30 bcm, benefiting from the contribution of Distrigas.
In addition to this positive, organic sales increases were achieved in a number of European markets, including

France (up 0.94 bcm) and Northern Europe (up 0.79 bcm). Lower volumes were reported in supplies to importers to Italy (down 0.54 bcm), in the European markets of the Iberian Peninsula (down 0.41 bcm) and Turkey (down 0.23 bcm), as well as in the Exploration & Production segment sales, particularly in Europe (down 0.34 bcm or 7.2%).

Electricity sales increased to 9.19 TWh, up 20.6% in the third quarter and to 24.54 TWh, up 6.7%, in the first nine months of 2009. Notwithstanding weaker domestic demand, Eni’s sales were driven by higher traded volumes. Increased volumes mainly related to higher sales on open markets and, to a lesser extent, to the Italian Power Exchange.

Regulated businesses in Italy
These businesses reported adjusted operating profit of euro 450 million for the third quarter of 2009, up euro 157 million, or 53.6% from the same period of 2008, due to increased results reported by: (i) the Distribution business (up euro 118 million). This trend was mainly driven by a new tariff mechanism set by the Authority for Electricity and Gas effective from January 1, 2009 which provided for the elimination of the commodity component of the tariff resulting in a revenue profile that is largely unaffected by seasonal swings in volumes of gas distributed and (ii) the Transport activity (up euro 23 million) which benefited from tariff increases associated with new capital expenditure partly offset by lower volumes as a result of weak gas demand in Italy.
The Storage business reported adjusted operating profit of euro 43 million for the third quarter of 2009 (euro 27 million in the third quarter of 2008).

Regulated businesses in Italy reported adjusted operating profit of euro 1,309 million for the first nine months of 2009, up euro 83 million, or 6.8% from the same period of 2008, due to the contribution of the Distribution business (up euro 93 million) which recorded a positive trend mainly driven by the impact of the afore mentioned new tariff mechanism set by the Authority for Electricity and Gas. This positive was partly offset by weaker results reported by Transport activities (down euro 35 million), caused by a decline in gas demand in Italy.
The Storage business reported adjusted operating profit of euro 169 million, a slight increase from the first nine months of 2008 (euro 144 million).

Volumes of gas transported in Italy (17.24 bcm in the third quarter of 2009 and 55.34 bcm in the first nine months of 2009) decreased by 0.78 bcm, or 4.3%, from the third quarter of 2008 (down 8.06 bcm from the first nine months of 2008) due to lower gas deliveries due to a weaker demand.

In the first nine months of 2009, 7.3 bcm were input to Company’s storage deposits, an increase of 1.6 bcm compared to the same period of 2008 (3 bcm on the third quarter of 2009, up 0.7 bcm from the third quarter of 2008).

International Transport
This business reported adjusted operating profit of euro 86 million for the third quarter of 2009 (euro 293 million for the first nine months of 2009), representing a decrease of euro 36 million or 29.5% from the third quarter of 2008 (down euro 85 million from the first nine months of 2008) mainly due to the recognition of: (i) higher amortization charges related to the upgrading of the TTPC pipeline and (ii) costs incurred to repair and restore to full capacity the TMPC pipeline that was damaged in an accident occurred in December 2008.

Other performance indicators

(euro million)

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	Nine Months 2008	Nine Months 2009	% Ch.

787	821	703	(10.7)	Pro-forma adjusted EBITDA	3,370	3,244	(3.7)
377	374	211	(44.0)	Marketing	1,911	1,769	(7.4)
6	(15)	(150)		of which: +/(-) adjustment on commodity derivatives	4	10
235	301	338	43.8	Regulated businesses in Italy	915	982	7.3
175	146	154	(12.0)	International transport	544	493	(9.4)

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization charges) on an adjusted basis is calculated by adding amortization and depreciation charges to adjusted operating profit which is also modified to take into account impacts associated with certain derivatives instruments as discussed below. This performance indicator includes adjusted EBITDA of Eni’s wholly owned subsidiaries and Eni’s share of adjusted EBITDA generated by certain associates which are accounted for under the equity method for IFRS purposes. The EBITDA of Snam Rete Gas is included according to Eni’s share of equity (55.58% as of September 30, 2009, which takes into account the amount of own shares held in treasury by the subsidiary itself) although this Company is fully consolidated when preparing consolidated financial statements in accordance with IFRS, due to its listed company status. Italgas SpA and Stoccaggi Gas Italia SpA results are also included according to the same share of equity as Snam Rete Gas due to closing of the restructuring deal which involved Eni’s regulated business in the Italian gas sector, whereby the parent company Eni SpA divested the entire share capital of the two subsidiaries to Snam Rete Gas. In order to calculate the EBITDA pro-forma adjusted, the adjusted operating profit of the Marketing business is modified to take into account the impact of the settlement of certain commodity and exchange rate derivatives that do not meet the formal criteria to be classified as hedges under the IFRS. Those are entered into by the Company in view of certain amounts of gas and electricity that the Company expects to supply at fixed prices in future periods. The impact of those derivatives is allocated to the EBITDA pro-forma adjusted relating to the reporting periods during which those supplies at fixed prices are recognized. Management believes that the EBITDA pro-forma adjusted is an important alternative measure to assess the performance of Eni’s Gas & Power division, taking into account evidence that this division is comparable to European utilities in the gas and power generation sector. This measure is provided in order to assist investors and financial analysts in assessing the Eni Gas & Power divisional performance as compared to its European peers, as EBITDA is widely used as the main performance indicator for utilities. The EBITDA pro-forma adjusted is a non-GAAP measure under IFRS.

Refining & Marketing

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	Nine Months 2008	Nine Months 2009	% Ch.

				RESULTS	(euro million)
13,843	7,735	8,582	(38.0)	Net sales from operations (a)		38,083	22,703	(40.4)
428	47	34	(92.1)	Operating profit		1,204	321	(73.3)
(218)	(258)	(173)		Exclusion of inventory holding (gains) losses		(1,034)	(640)
17	105	29		Exclusion of special items		166	158
				of which:
(21)				Non-recurring items		(21)
38	105	29		Other special items:		187	158
22	15	19		- environmental charges		28	41
1	46	12		- asset impairments		150	64
10	2	(2)		- gains on disposal of assets		10	(1)
	15			- risk provisions			15
4	3	3		- provision for redundancy incentives		10	11
(11)	24	(3)		- re-measurement gains/losses on commodity derivatives		(11)	28
12				- other
227	(106)	(110)	..	Adjusted operating profit		336	(161)	..
47	4	22		Net income from investments (b)		111	61
(97)	3	40		Income taxes (b)		(146)	21
35.4	..	..		Tax rate	(%)	32.7	..
177	(99)	(48)	..	Adjusted net profit		301	(79)	..
193	132	164	(15.0)	Capital expenditure		543	381	(29.8)

				Global indicator refining margin
6.37	3.61	2.34	(63.3)	Brent	($/bbl)	6.07	3.76	(38.1)
4.24	2.65	1.64	(61.3)	Brent	(euro/bbl)	3.99	2.75	(31.1)
8.51	3.90	2.26	(73.4)	Brent/Ural	($/bbl)	8.60	4.14	(51.9)

				Refining throughputs and sales	(mmtonnes)
6.71	5.91	6.42	(4.3)	Refining throughputs of wholly-owned refineries		19.40	18.05	(7.0)
7.75	7.11	7.94	2.5	Refining throughputs on own account Italy		22.66	22.10	(2.5)
1.37	1.21	1.35	(1.5)	Refining throughputs on own account Rest of Europe		4.11	3.84	(6.6)
9.12	8.32	9.29	1.9	Refining throughputs on own account		26.77	25.94	(3.1)
2.28	2.31	2.36	3.5	Retail sales Italy		6.52	6.77	3.8
0.84	0.76	0.80	(4.8)	Retail sales Rest of Europe		2.45	2.25	(8.2)
3.12	3.07	3.16	1.3	Total retail sales in Europe		8.97	9.02	0.6
2.90	2.25	2.43	(16.2)	Wholesale Italy		8.26	7.09	(14.2)
1.02	0.85	0.94	(7.8)	Wholesale Rest of Europe		2.94	2.70	(8.2)
3.92	3.10	3.37	(14.0)	Total wholesale in Europe		11.20	9.79	(12.6)
0.15	0.12	0.10	(33.3)	Wholesale Rest of World		0.43	0.31	(27.9)
7.34	4.87	4.71	(35.8)	Other sales		16.45	14.35	(12.8)
14.53	11.16	11.34	(22.0)	Sub-total		37.05	33.47	(9.7)
0.48			..	Iberian Peninsula		1.52		..
15.01	11.16	11.34	(24.5)	SALES		38.57	33.47	(13.2)

				Refined product sales by region
7.09	6.72	6.88	(3.0)	Italy		21.40	19.78	(7.6)
2.34	1.61	1.74	(25.6)	Rest of Europe		6.91	4.95	(28.4)
5.58	2.83	2.72	(51.3)	Rest of World		10.26	8.74	(14.8)

(a)	From January 1, 2009 Eni adopted IFRIC 13 "Customer Loyalty Programmes" providing that the award credits granted to clients within the related loyalty programmes should be accounted as a separate component of the basic sale transaction, evaluated at their fair value and recognized as revenues when redeemed. Prior period results have been restated accordingly.
(b)	Excluding special items.

Results

The Refining & Marketing division reported adjusted operating loss amounting to euro 110 million for the third quarter of 2009, reversing a prior year profit of euro 227 million. The euro 337 million reduction was mainly driven by sharply lower refining margins as a result of an unfavorable trading environment. Marketing activities in Italy delivered lowered operating performance reflecting margin reduction and lower marketed volumes mainly due to the economic downturn.
Adjusted net loss for the quarter was euro 48 million, reversing a prior year profit of euro 177 million, mainly due to a lower operating performance, as well as lower earnings reported by equity accounted entities.

The Refining & Marketing division reported an adjusted operating loss of euro 161 million for the first nine months of 2009, a decrease of euro 497 million from the first nine months of 2008 mainly driven by sharply lower refining margins as a result of an unfavorable trading environment.
Adjusted net loss for the first nine months of 2009 was euro 79 million (down euro 380 million, reversing a prior year profit of euro 301 million), mainly due to a lower operating performance and decreased earnings reported by equity-accounted entities.
Special charges excluded from adjusted operating profit amounted to euro 29 million for the quarter and euro 158 million for the first nine months of 2009 mainly related to impairment charges associated with goodwill recognized on marketing assets acquired in Central-Eastern Europe, capital expenditure for the period on assets impaired in previous reported years, as well as environmental and other risk provisions and re-measurement losses recorded on fair value evaluation of certain not hedging commodity derivatives.

Operating review

Eni’s refining throughputs for the third quarter of 2009 were 9.29 mmtonnes, up 1.9% from the third quarter of 2008. Higher volumes were processed in Italy (up 2.5%) as the Company replaced with own volumes lower volumes processed by third parties compared to the third quarter of 2008. Volumes processed outside Italy declined particularly at Eni’s plants in the Czech Republic due to lower capacity utilization in response to weak market demand for fuels.
Excluding the impact of the divestment of marketing activities in the Iberian Peninsula late in 2008 (down 0.48 mmtonnes), sales of refined products for the third quarter of 2009 decreased by approximately 3.19 mmtonnes, down 22%, to 11.34 mmtonnes compared to the third quarter of 2008. Retail sales in Italy followed a different trend and increased by approximately 80 ktonnes, up 3.5%, to 2.36 mmtonnes due to increased volumes marketed under self-service promotional sales programmes and other marketing campaigns mainly on ordinary service stations. Eni’s retail market share for the third quarter was 31.6%, up 0.3 percentage points from the corresponding period in 2008. Among individual products marketed on the network, gasoil sales performed well.
Wholesale volumes in Italy (2.43 mmtonnes) decreased by approximately 470 ktonnes, down 16.2%, mainly due to lower demand reflecting the economic downturn.
Retail sales in the rest of Europe (approximately 0.80 mmtonnes) decreased by approximately 40 ktonnes, or 4.8%, mainly reflecting a decline in demand, in particular in Eastern Europe.
Wholesale sales in the rest of Europe (0.94 mmtonnes) decreased by approximately 80 ktonnes, or 7.8%, mainly in the Czech Republic and Germany.

Eni’s refining throughputs for the first nine months of 2009 were 25.94 mmtonnes, down 3.1% from the first nine months of 2008. Lower volumes were recorded in Italy (down 2.5%) as refinery operations were rescheduled at certain plants to take account of weak demand for products and refinery downtime was prolonged. Volumes processed outside Italy declined in particular in the Czech Republic and in Germany due to lower utilization of plant capacity in response to weak market conditions and the shut down of the Ingolstadt refinery.
Retail sales in Italy (6.77 mmtonnes) increased by approximately 250 ktonnes, up 3.8%, driven by marketing initiatives, including pricing. Eni’s retail market share for the first nine months was 31.6%, up 1.3 percentage points from the corresponding period in 2008.
Wholesale sales in Italy (7.09 mmtonnes) decreased by approximately 1.17 mmtonnes, down 14.2%, mainly due to lower demand reflecting the economic downturn.
Excluding the impact of the divestment of marketing activities in the Iberian Peninsula late in 2008, sales of refined products decreased by 3.5 mmtonnes, down 9.7% from the corresponding period of 2008.
Retail sales in the rest of Europe (2.25 mmtonnes) decreased by approximately 200 ktonnes, or 8.2%, mainly reflecting a decline in full demand, in particular in Eastern Europe.
Wholesale sales in the rest of Europe (2.70 mmtonnes) decreased by approximately 240 ktonnes, mainly in the Czech Republic, Germany and Switzerland.

Profit and loss account

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	Nine Months 2008	Nine Months 2009	% Ch.

28,144	18,267	19,142	(32.0)	Net sales from operations (a)	83,532	61,150	(26.8)
58	141	333	..	Other income and revenues	466	834	79.0
(20,014)	(13,624)	(14,207)	29.0	Operating expenses	(59,520)	(45,804)	23.0
21				of which non recurring items	21
(37)	31	(87)	..	Other operating income (expense) (b)	32	(39)	..
(1,912)	(2,410)	(1,964)	(2.7)	Depreciation, depletion, amortization and impairments	(6,301)	(6,552)	(4.0)

6,239	2,405	3,217	(48.4)	Operating profit	18,209	9,589	(47.3)
(161)	(189)	(175)	(8.7)	Finance income (expense)	(291)	(394)	(35.4)
347	214	194	(44.1)	Net income from investments	1,216	552	(54.6)

6,425	2,430	3,236	(49.6)	Profit before income taxes	19,134	9,747	(49.1)
(3,336)	(1,390)	(1,747)	47.6	Income taxes	(8,818)	(5,108)	42.1
51.9	57.2	54.0		Tax rate (%)	46.1	52.4
3,089	1,040	1,489	(51.8)	Net profit	10,316	4,639	(55.0)
				Attributable to:
2,941	832	1,240	(57.8)	- Eni	9,699	3,976	(59.0)
148	208	249	68.2	- minority interest	617	663	7.5

2,941	832	1,240	(57.8)	Net profit attributable to Eni	9,699	3,976	(59.0)
(187)	(143)	(108)		Exclusion of inventory holding (gain) loss	(970)	(160)
159	213	20		Exclusion of special items	(520)	(3)
				of which:
(21)				- non recurring items	(21)
180	213	20		- other special items	(499)	(3)
2,913	902	1,152	(60.5)	Eni’s adjusted net profit (c)	8,209	3,813	(53.6)

(a)	From January 1, 2009 Eni adopted IFRIC 13 "Customer Loyalty Programmes" providing that the award credits granted to clients within the related loyalty programmes should be accounted as a separate component of the basic sale transaction, evaluated at their fair value and recognized as revenues when redeemed. Prior period results have been restated accordingly.
(b)	From year 2009, the Company accounts gains and losses on commodity derivatives instruments, including both fair value re-measurement and settled transactions, as items of operating profit. Adjusted operating profit and net profit only include gains and losses associated with settled transaction, gross and net of the associated tax impact respectively. Prior period results have been restated accordingly.
(c)	For a detailed explanation of adjusted operating profit and adjusted net profit see page 23.

Non-GAAP measures

Reconciliation of reported operating profit and reported net profit to results on an adjusted basis
Management evaluates Group and business performance on the basis of adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses and special items. Further, finance charges on finance debt, interest income, gains or losses deriving from evaluation of certain derivative financial instruments at fair value through profit or loss as they do not meet the formal criteria to be assessed as hedges under IFRS, excluding commodity derivatives, and exchange rate differences are excluded when determining adjusted net profit of each business segment. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. The Italian statutory tax rate of 34% is applied to finance charges and income (33% in previous reporting periods). Adjusted operating profit and adjusted net profit are non-GAAP financial measures under either IFRS, or U.S. GAAP. Management includes them in order to facilitate a comparison of base business performance across periods and allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. In addition, management uses segmental adjusted net profit when calculating return on average capital employed (ROACE) by each business segment.

The following is a description of items that are excluded from the calculation of adjusted results.

Inventory holding gain or loss is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting.

Special items include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; or (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items include gains and losses on re-measurement at fair value of certain non-hedging commodity derivatives, including the ineffective portion of cash flow hedges.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. In addition gains or losses on the fair value evaluation of abovementioned derivative financial instruments, excluding commodity derivatives, and exchange rate differences are excluded from the adjusted net profit of business segments. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment-operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production division). Finance charges or interest income and related taxation effects excluded from the adjusted net profit of the business segments are allocated on the aggregate Corporate and financial companies.

For a reconciliation of adjusted operating profit and adjusted net profit to reported operating profit and reported net profit see tables below.

(euro million)
Nine Months of 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	6,709	2,683	321	(514)	854	(205)	(321)	62	9,589
Exclusion of inventory holding (gains) losses		335	(640)	95					(210)

Exclusion of special items:
environmental charges		18	41			45			104
asset impairments	215		64	97		6			382
gains on disposal of assets	(278)	(5)	(1)		(4)	(2)			(290)
risk provisions			15			(4)			11
provision for redundancy incentives	11	12	11	3		4	20		61
re-measurement gains/losses on commodity derivatives	23	(269)	28	(3)	(14)				(235)
other						(36)	44		8

Special items of operating profit	(29)	(244)	158	97	(18)	13	64		41

Adjusted operating profit	6,680	2,774	(161)	(322)	836	(192)	(257)	62	9,420
Net finance (expense) income (a)	34	(19)				28	(437)		(394)
Net income from investments (a)	219	238	61		29	2			549
Income taxes (a)	(4,074)	(929)	21	67	(202)		45	(27)	(5,099)

Tax rate (%)	58.8	31.0	..		23.4				53.3
Adjusted net profit	2,859	2,064	(79)	(255)	663	(162)	(649)	35	4,476

of which:
- adjusted net profit of minority interest									663
- Eni’s adjusted net profit									3,813

Eni reported net profit									3,976

Exclusion of inventory holding (gains) losses									(160)
Exclusion of special items									(3)

Eni’s adjusted net profit									3,813

(a)	Excluding special items.

(euro million)
Nine Months of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	14,252	3,112	1,204	(352)	743	(193)	(381)	(176)	18,209
Exclusion of inventory holding (gains) losses		(276)	(1,034)	(102)					(1,412)

Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	249	45	187	168		40	203		892
environmental charges		14	28			28			70
asset impairments	343		150	172		3			668
gains on disposal of assets		2	10	(5)		(13)	(9)		(15)
risk provisions						20			20
provision for redundancy incentives	6	8	10	1		2	14		41
re-measurement gains/losses on commodity derivatives	(95)	24	(11)				3		(79)
other	(5)	(3)					195		187

Special items of operating profit	249	45	166	168		40	203		871

Adjusted operating profit	14,501	2,881	336	(286)	743	(153)	(178)	(176)	17,668
Net finance (expense) income (a)	47	(10)				(12)	(316)		(291)
Net income from investments (a)	470	332	111	2	36	3	5		959
Income taxes (a)	(8,507)	(1,077)	(146)	65	(208)		198	63	(9,612)

Tax rate (%)	56.6	33.6	32.7		26.7				52.4
Adjusted net profit	6,511	2,126	301	(219)	571	(162)	(291)	(113)	8,724

of which:
- adjusted net profit of minority interest									515
- Eni’s adjusted net profit									8,209

Eni reported net profit									9,699

Exclusion of inventory holding (gains) losses									(970)
Exclusion of special items:									(520)
- non-recurring (income) charges									(21)
- other special (income) charges									(499)

Eni’s adjusted net profit									8,209

(a)	Excluding special items.

(euro million)
Third Quarter of 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	2,557	567	34	(60)	274	(28)	(134)	7	3,217
Exclusion of inventory holding (gains) losses		41	(173)	(13)					(145)

Exclusion of special items:
environmental charges		1	19						20
asset impairments	(5)		12	8		2			17
gains on disposal of assets	(111)		(2)		(3)				(116)
provision for redundancy incentives	6	4	3			2	8		23
re-measurement gains/losses on commodity derivatives	(4)	108	(3)		(4)				97
other						(40)	44		4

Special items of operating profit	(114)	113	29	8	(7)	(36)	52		45

Adjusted operating profit	2,443	721	(110)	(65)	267	(64)	(82)	7	3,117
Net finance (expense) income (a)	(49)	(7)					(119)		(175)
Net income from investments (a)	106	76	22		10	2			216
Income taxes (a)	(1,557)	(211)	40	19	(63)		18	(3)	(1,757)

Tax rate (%)	62.3	26.7	..		22.7				55.6
Adjusted net profit	943	579	(48)	(46)	214	(62)	(183)	4	1,401

of which:
- adjusted net profit of minority interest									249
- Eni’s adjusted net profit									1,152

Eni reported net profit									1,240

Exclusion of inventory holding (gains) losses									(108)
Exclusion of special items									20

Eni’s adjusted net profit									1,152

(a)	Excluding special items.

(euro million)
Third Quarter of 2008	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	5,209	687	428	(89)	276	(52)	(274)	54	6,239
Exclusion of inventory holding (gains) losses		(138)	(218)	22					(334)

Exclusion of special items
of which:
Non-recurring (income) charges			(21)						(21)
Other special (income) charges:	40	37	38	(3)		1	200		313
environmental charges			22						22
asset impairments	33		1			1			35
gains on disposal of assets		2	10	(5)		(13)	(9)		(15)
provision for redundancy incentives	4	1	4	1		1	3		14
re-measurement gains/losses on commodity derivatives	7	35	(11)				2		33
other	(4)	(1)	12	1		12	204		224

Special items of operating profit	40	37	17	(3)		1	200		292

Adjusted operating profit	5,249	586	227	(70)	276	(51)	(74)	54	6,197
Net finance (expense) income (a)	15	(2)					(174)		(161)
Net income from investments (a)	207	99	47		10	3	5		371
Income taxes (a)	(3,033)	(216)	(97)	13	(83)		91	(21)	(3,346)

Tax rate (%)	55.4	31.6	35.4		29.0				52.2
Adjusted net profit	2,438	467	177	(57)	203	(48)	(152)	33	3,061

of which:
- adjusted net profit of minority interest									148
- Eni’s adjusted net profit									2,913

Eni reported net profit									2,941

Exclusion of inventory holding (gains) losses									(187)
Exclusion of special items:									159
- non-recurring (income) charges									(21)
- other special (income) charges									180

Eni’s adjusted net profit									2,913

(a)	Excluding special items.

(euro million)
Second Quarter of 2009	E&P	G&P	R&M	Petrochemicals	Engineering & Construction	Other activities	Corporate and financial companies	Impact of unrealized intragroup profit elimination	Group

Reported operating profit	1,778	863	47	(287)	310	(122)	(124)	(60)	2,405
Exclusion of inventory holding (gains) losses		18	(258)	50					(190)

Exclusion of special items:
environmental charges		15	15			45			75
asset impairments	220		46	89		3			358
gains on disposal of assets	(4)	(5)	2		(1)	(1)			(9)
risk provisions			15			(4)			11
provision for redundancy incentives	3	5	3	2		2	7		22
re-measurement gains/losses on commodity derivatives	67	(206)	24		(12)				(127)
other						4			4

Special items of operating profit	286	(191)	105	91	(13)	49	7		334

Adjusted operating profit	2,064	690	(106)	(146)	297	(73)	(117)	(60)	2,549
Net finance (expense) income (a)	50	(6)				(2)	(231)		(189)
Net income from investments (a)	125	62	4		11				202
Income taxes (a)	(1,231)	(249)	3	32	(82)		56	19	(1,452)

Tax rate (%)	55.0	33.4	..		26.6				56.7
Adjusted net profit	1,008	497	(99)	(114)	226	(75)	(292)	(41)	1,110

of which:
- adjusted net profit of minority interest									208
- Eni’s adjusted net profit									902

Eni reported net profit									832

Exclusion of inventory holding (gains) losses									(143)
Exclusion of special items									213

Eni’s adjusted net profit									902

(a)	Excluding special items.

Breakdown of special items

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

(21)			Non-recurring charges (income)	(21)
			of which:
(21)			provisions and utilizations against antitrust proceedings and regulations	(21)
313	334	45	Other special charges (income):	892	41
35	358	17	asset impairments	668	382
22	75	20	environmental charges	70	104
(15)	(9)	(116)	gains on disposal of property, plant and equipment	(15)	(290)
	11		risk provisions	20	11
14	22	23	provisions for redundancy incentives	41	61
33	(127)	97	re-measurement gains/losses on commodity derivatives	(79)	(235)
224	4	4	other	187	8

292	334	45	Special items of operating profit	871	41

(2)	2	39	Net income from investments	(187)	31
			of which:
			gain on divestment of GTT (Gaztransport et Technigaz SAS)	(185)
(131)	(123)	(64)	Income taxes	(1,306)	(75)
			of which:
(19)	(27)		tax impact pursuant to Law Decree No. 112 of June 25, 2008 for Italian subsidiaries:	(556)	(27)
(19)			- on inventories	(462)
	(27)		- on deferred taxes	(94)	(27)
			tax impact pursuant Budget Law 2008 for Italian subsidiaries	(290)
			adjustment to deferred tax for Libyan assets	(173)
(1)			other special items	(41)
(111)	(96)	(64)	taxes on special items of operating profit	(246)	(48)

159	213	20	Total special items of net profit	(622)	(3)

			attributable to:
			- Minority interest	(102)
159	213	20	- Eni	(520)	(3)

Breakdown of impairment

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

2	324	17	Asset impairment	513	348
	23		Goodwill impairment		23
2	347	17	Sub Total	513	371
33	11		Impairment losses of receivables equivalent to fixed assets	155	11

35	358	17	Impairment	668	382

Adjusted operating profit

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	Nine Months 2008	Nine Months 2009	% Ch.

5,249	2,064	2,443	(53.5)	Exploration & Production	14,501	6,680	(53.9)
586	690	721	23.0	Gas & Power	2,881	2,774	(3.7)
227	(106)	(110)	..	Refining & Marketing	336	(161)	..
(70)	(146)	(65)	7.1	Petrochemicals	(286)	(322)	(12.6)
276	297	267	(3.3)	Engineering & Construction	743	836	12.5
(51)	(73)	(64)	(25.5)	Other activities	(153)	(192)	(25.5)
(74)	(117)	(82)	(10.8)	Corporate and financial companies	(178)	(257)	(44.4)
54	(60)	7		Impact of unrealized intragroup profit elimination	(176)	62
6,197	2,549	3,117	(49.7)		17,668	9,420	(46.7)

Net sales from operations

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	Nine Months 2008	Nine Months 2009	% Ch.

8,815	5,683	5,325	(39.6)	Exploration & Production	26,536	17,153	(35.4)
7,378	5,619	5,511	(25.3)	Gas & Power	24,349	22,979	(5.6)
13,843	7,735	8,582	(38.0)	Refining & Marketing	38,083	22,703	(40.4)
1,742	1,027	1,162	(33.3)	Petrochemicals	5,261	3,067	(41.7)
2,441	2,466	2,383	(2.4)	Engineering & Construction	6,652	7,264	9.2
49	21	20	(59.2)	Other activities	144	67	(53.5)
314	302	310	(1.3)	Corporate and financial companies	957	921	(3.8)
63	(5)	3		Impact of unrealized intragroup profit elimination	63	(16)
(6,501)	(4,581)	(4,154)		Consolidation adjustment	(18,513)	(12,988)
28,144	18,267	19,142	(32.0)		83,532	61,150	(26.8)

Operating expenses

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	Nine Months 2008	Nine Months 2009	% Ch.

19,066	12,537	13,195	(30.8)	Purchases, services and other	56,600	42,715	(24.5)
				of which:
(21)				- non-recurring items	(21)
40	101	16		- other special items	230	126
948	1,087	1,012	6.8	Payroll and related costs	2,920	3,089	5.8
				of which:
14	22	23		- provision for redundancy incentives	41	61
20,014	13,624	14,207	(29.0)		59,520	45,804	(23.0)

Gains and losses on non-hedging commodity derivative instruments

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

(16)	(66)	1	Exploration & Production	85	(21)
(9)	1	(3)	- settled transactions	(10)	2
(7)	(67)	4	- re-measurement gains/losses	95	(23)
(40)	149	(110)	Gas & Power	(15)	3
(5)	(57)	(2)	- settled transactions	9	(266)
(35)	206	(108)	- re-measurement gains/losses	(24)	269
53	(66)	20	Refining & Marketing	(18)	(43)
42	(42)	17	- settled transactions	(29)	(15)
11	(24)	3	- re-measurement gains/losses	11	(28)
(11)	1	2	Petrochemicals	(2)	12
(11)	1	2	- settled transactions	(2)	9
			- re-measurement gains/losses		3
	16	(3)	Engineering & Construction		10
	4	(7)	- settled transactions		(4)
	12	4	- re-measurement gains/losses		14
(23)	(3)	3	Corporate and financial companies	(18)
(21)	(3)	3	- settled transactions	(15)
(2)			- re-measurement gains/losses	(3)
(37)	31	(87)	Total	32)	(39)
(4)	(96)	10	- settled transactions	(47)	(274)
(33)	127	(97)	- re-measurement gains/losses	79	235

Depreciation, depletion, amortization and impairments

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	% Ch. 3 Q. 09 vs 3 Q. 08	Nine Months 2008	Nine Months 2009	% Ch.

1,492	1,576	1,463	(1.9)	Exploration & Production	4,538	4,725	4.1
187	237	243	29.9	Gas & Power	553	720	30.2
102	98	102		Refining & Marketing	320	299	(6.6)
18	24	16	(11.1)	Petrochemicals	82	64	(22.0)
94	109	106	12.8	Engineering & Construction	248	322	29.8
2	1	1	(50.0)	Other activities	3	2	(33.3)
19	21	21	10.5	Corporate and financial companies	54	61	13.0
(4)	(3)	(5)		Impact of unrealized intragroup profit elimination	(10)	(12)
1,910	2,063	1,947	1.9	Total depreciation, depletion and amortization	5,788	6,181	6.8

2	347	17	..	Impairments	513	371	(27.7)

1,912	2,410	1,964	2.7		6,301	6,552	4.0

Net income from investments

(euro million) Nine Months of 2009	Exploration & Production	Gas & Power	Refining & Marketing	Engineering & Construction	Other activities	Group

Share of gains (losses) from equity-accounted investments	100	219	71	26	(37)	379
Dividends	110	11	32	2		155
Net gains on disposal	2			10		12
Other income (expense), net	5			1		6

	217	230	103	39	(37)	552

Income taxes

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009	% Ch.

			Profit before income taxes
1,114	467	487	Italy	4,247	2,549	(1,698)
5,311	1,963	2,749	Outside Italy	14,887	7,198	(7,689)
6,425	2,430	3,236		19,134	9,747	(9,387)
			Income taxes
368	341	186	Italy	774	1,193	419
2,968	1,049	1,561	Outside Italy	8,044	3,915	(4,129)
3,336	1,390	1,747		8,818	5,108	(3,710)
			Tax rate (%)
33.0	73.0	38.2	Italy	18.2	46.8	28.6
55.9	53.4	56.8	Outside Italy	54.0	54.4	0.4
51.9	57.2	54.0		46.1	52.4	6.3

Summarized Group Balance Bheet

The summarized group balance sheet aggregates the amount of assets and liabilities derived from the statutory balance sheet in accordance with functional criteria which consider the enterprise conventionally divided into the three fundamental areas focusing on resource investments, operations and financing. Management believes that this summarized group balance sheet is useful information in assisting investors to assess Eni’s capital structure and to analyze its sources of funds and investments in fixed assets and working capital. Management uses the summarized group balance sheet to calculate key ratios such as return on capital employed (ROACE) and the proportion of net borrowings to shareholders’ equity (leverage) intended to evaluate whether Eni’s financing structure is sound and well-balanced.

SUMMARIZED GROUP BALANCE SHEET

(euro million)	Dec. 31, 2008	June 30, 2009	Sept. 30, 2009	Change vs Dec. 31, 2008	Change vs June 30, 2009

Fixed assets
Property, plant and equipment	59,255	61,199	61,535	2,280	336
Other assets
Inventory - compulsory stock	1,196	1,607	1,715	519	108
Intangible assets	7,697	8,365	8,201	504	(164)
Equity-accounted investments and other investments	5,881	6,044	6,187	306	143
Receivables and securities held for operating purposes	1,219	1,204	1,218	(1)	14
Net payables related to capital expenditure	(787)	(548)	(552)	235	(4)

Net working capital
Inventories	6,082	5,477	5,659	(423)	182
Trade receivables	16,444	13,139	14,013	(2,431)	874
Trade payables	(12,590)	(10,634)	(10,584)	2,006	50
Tax payables and provisions for net deferred tax liabilities	(5,323)	(4,345)	(4,188)	1,135	157
Provisions	(9,506)	(9,225)	(9,268)	238	(43)
Other current assets and liabilities:
Equity instruments	2,741			(2,741)
Other (a)	(4,544)	(2,821)	(3,463)	1,081	(642)

	(6,696)	(8,409)	(7,831)	(1,135)	578
Provisions for employee post-retirement benefits	(947)	(966)	(976)	(29)	(10)
Net assets held for sale including related net borrowings	68	68	68

CAPITAL EMPLOYED, NET	66,886	68,564	69,565	2,679	1,001

Shareholders’ equity:
- Eni shareholder’s equity	44,436	46,684	45,334	898	(1,350)
- Minority interest	4,074	3,525	3,691	(383)	166
	48,510	50,209	49,025	515	(1,184)
Net borrowings	18,376	18,355	20,540	2,164	2,185

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,886	68,564	69,565	2,679	1,001

(a)	Include receivables and securities for financing operating activities for euro 540 million at September 30, 2009 (euro 582 million at June 30, 2009; euro 410 million at December 31, 2008) and securities covering technical reserves of Eni’s insurance activities for euro 285 million at September 30, 2009 (euro 269 million at June 30, 2009; euro 302 million at December 31, 2008).

Leverage and net borrowings

Leverage is a measure of a company’s level of indebtedness, calculated as the ratio between net borrowings which is calculated by excluding cash and cash equivalents and certain very liquid assets from financial debt and shareholders’ equity, including minority interests. Management makes use of leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(euro million)	Dec. 31, 2008	June 30, 2009	Sept. 30, 2009	Change vs Dec. 31, 2008	Change vs June 30, 2009

Total debt	20,837	19,873	22,438	1,601	2,565
Short-term debt	6,908	5,682	6,820	(88)	1,138
Long-term debt	13,929	14,191	15,618	1,689	1,427
Cash and cash equivalents	(1,939)	(1,340)	(1,744)	195	(404)
Securities held for non-operating purposes	(185)	(107)	(85)	100	22
Financing receivables for non-operating purposes	(337)	(71)	(69)	268	2

Net borrowings	18,376	18,355	20,540	2,164	2,185

Shareholders’ equity including minority interest	48,510	50,209	49,025	515	(1,184)
Leverage	0.38	0.37	0.42	0.04	0.05

Bonds maturing in the 18-months period starting on September 30, 2009

(euro million)
Issuing entity	Amount at Sept. 30, 2009 (a)

Eni SpA	509
Eni Coordination Center SA	362

871

(a)	Amounts in euro at September 30, 2009 include interest accrued and discount on issue.

Bonds issued in the first nine months of 2009 (granted by Eni SpA)

Issuing entity	Nominal amount (million)	Currency	Amount at Sept. 30, 2009 (a) (euro million)	Maturity	Rate	%

Eni SpA	1,500	euro	1,492	2019	fixed	4.13
	1,500	euro	1,538	2016	fixed	5.00
	1,000	euro	995	2015	fixed	4.00
	1,000	euro	992	2015	variable

			5,017

(a)	Amounts in euro at September 30, 2009 include interest accrued and discount on issue.

Comprehensive income

(euro million)

Nine Months 2008	Nine Months 2009

Net profit (loss)	10,316	4,639
Other items of comprehensive income:
- foreign currency translation differences	844	(1,331)
- change in the fair value of available-for-sale securities	2
- change in the fair value of cash flow hedge derivatives	(464)	(318)
- share of "Other comprehensive income" on equity accounted entities		2
- taxation	187	133
Other comprehensive income	569	(1,514)

Total comprehensive income	10,885	3,125

Attributable to:
- Eni	10,254	2,487

- Minority interest	631	638

Changes in shareholders’ equity

(euro million)

Shareholders’ equity at December 31, 2008		48,510
Total comprehensive income	3,125
Dividends paid to Eni shareholders	(4,166)
Dividends paid by consolidated subsidiaries to minorities	(346)
Acquisition of Distrigas minorities	(1,146)
Cancellation of Publigaz put option	1,495
Share capital increase subscribed by Snam Rete Gas minorities	1,542
Payments by shareholders	13
Other changes	(2)

Total changes		515

Shareholders’ equity at September 30, 2009		49,025

Attributable to:
- Eni		45,334
- Minority interest		3,691

Return On Average Capital Employed (ROACE)

Return on Average Capital Employed for the Group, on an adjusted basis is the return on the Group average capital invested, calculated as ratio between net adjusted profit before minority interest, plus net finance charges on net borrowings net of the related tax effect, and net average capital employed. The tax rate applied on finance charges is the Italian statutory tax rate of 34% effective from January 1, 2009 (33% in previous reporting periods). The capital invested as of period-end used for the calculation of net average capital invested is obtained by deducting inventory gains or losses as of in the period, net of the related tax effect. ROACE by division is determined as the ratio between adjusted net profit and net average capital invested pertaining to each division and rectifying the net capital invested as of period-end, from net inventory gains or losses (after applying the division specific tax rate).

(euro million)

Calculated on a 12-month period ending on September 30, 2009	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	4,248	2,586	141	6,547
Exclusion of after-tax finance expenses/interest income	-	-	-	283

Adjusted net profit unlevered	4,248	2,586	141	6,830
Adjusted capital employed, net:
- at the beginning of period	27,312	21,827	9,384	65,734
- at the end of period	30,889	23,778	8,738	71,098

Adjusted average capital employed, net	29,101	22,803	9,061	68,416

Adjusted ROACE (%)	14.6	11.3	1.6	10.0

(euro million)

Calculated on a 12-month period ending on September 30, 2008	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	8,547	3,081	275	11,610
Exclusion of after-tax finance expenses/interest income	-	-	-	310

Adjusted net profit unlevered	8,547	3,081	275	11,920
Adjusted capital employed, net:
- at the beginning of period	23,269	19,463	6,321	55,059
- at the end of period	27,312	21,630	8,449	64,540

Adjusted average capital employed, net	25,291	20,547	7,385	59,800

Adjusted ROACE (%)	33.8	15.0	3.7	19.9

(euro million)

Calculated on a 12-month period ending on December 31, 2008	Exploration & Production	Gas & Power	Refining & Marketing	Group

Adjusted net profit	7,900	2,648	521	10,795
Exclusion of after-tax finance expenses/interest income	-	-	-	335

Adjusted net profit unlevered	7,900	2,648	521	11,130
Adjusted capital employed, net:
- at the beginning of period	23,826	21,333	7,675	59,194
- at the end of period	30,362	22,273	8,260	67,609

Adjusted average capital employed, net	27,094	21,803	7,968	63,402

Adjusted ROACE (%)	29.2	12.2	6.5	17.6

Summarized Group Cash Flow Statement
and change in net borrowings

Eni’s summarized group cash flow statement derives from the statutory statement of cash flows. It enables investors to understand the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of period to the end of period. The measure enabling such a link is represented by the free cash flow which is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences. The free cash flow is a non-GAAP measure of financial performance.

SUMMARIZED GROUP CASH FLOW STATEMENT

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

3,089	1,040	1,489	Net profit	10,316	4,639
			Adjustments to reconcile to cash generated from operating profit before changes in working capital:
2,086	1,878	1,988	- amortization and depreciation and other non monetary items	5,960	5,944
4	(8)	(119)	- net gains on disposal of assets	(203)	(284)
3,287	1,311	1,840	- dividends, interest, taxes and other changes	8,549	5,037

8,466	4,221	5,198	Net cash generated from operating profit before changes in working capital	24,622	15,336
(130)	871	(1,611)	Changes in working capital related to operations	(1,280)	427
(2,603)	(2,914)	(1,553)	Dividends received, taxes paid, interest (paid) received during the period	(7,659)	(6,108)

5,733	2,178	2,034	Net cash provided by operating activities	15,683	9,655
(3,112)	(3,697)	(2,957)	Capital expenditure	(9,871)	(9,801)
(127)	(175)	(63)	Investments and purchase of consolidated subsidiaries and businesses	(2,076)	(2,277)
91	3,093	292	Disposals	564	3,567
(568)	(2,258)	4	Other cash flow related to capital expenditure, investments and disposals	13	(509)

2,017	(859)	(690)	Free cash flow	4,313	635
2,172	368	(87)	Borrowings (repayment) of debt related to financing activities	343	383
(681)	1,057	2,997	Changes in short and long-term financial debt	1,429	1,674
(2,752)	(1,069)	(1,799)	Dividends paid and changes in minority interests and reserves	(5,910)	(2,870)
56	(2)	(17)	Effect of changes in consolidation and exchange differences	41	(17)

812	(505)	404	NET CASH FLOW FOR THE PERIOD	216	(195)

CHANGES IN NET BORROWINGS

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

2,017	(859)	(690)	Free cash flow	4,313	635
			Net borrowings of acquired companies
(35)			Net borrowings of divested companies	(35)
(488)	101	304	Exchange differences on net borrowings and other changes	136	71
(2,752)	(1,069)	(1,799)	Dividends paid and changes in minority interests and reserves	(5,910)	(2,870)
(1,258)	(1,827)	(2,185)	CHANGE IN NET BORROWINGS	(1,496)	(2,164)

CAPITAL EXPENDITURE

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

2,001	2,759	2,089	Exploration & Production	6,365	6,996
433	361	344	Gas & Power	1,402	1,095
193	132	164	Refining & Marketing	543	381
52	36	36	Petrochemicals	120	81
480	393	333	Engineering & Construction	1,457	1,221
16	8	5	Other activities	30	19
20	12	13	Corporate and financial companies	56	35
(83)	(4)	(27)	Impact of unrealized intragroup profit elimination	(102)	(27)
3,112	3,697	2,957	Capital expenditure	9,871	9,801

In the first nine months of 2009 capital expenditure amounting to euro 9,801 million (euro 9,871 million in the first nine months of 2008) related mainly to:

-	Development activities (euro 5,510 million) deployed mainly in Kazakhstan, USA, Egypt, Congo, Italy and Angola and exploratory projects (euro 944 million) of which 96% was spent outside Italy, primarily in the USA, Libya, Egypt, Norway and Angola;
-	Development and upgrading of Eni’s natural gas transport network in Italy (euro 561 million) and distribution network (euro 208 million), as well as development and increase of storage capacity (euro 200 million);
-	Projects aimed at improving the conversion capacity and flexibility of refineries (euro 262 million), as well as building and upgrading service stations in Italy and outside Italy (euro 97 million);
-	Upgrading of the fleet used in the Engineering & Construction division (euro 1,221 million).

Capital expenditure by division
EXPLORATION & PRODUCTION

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

3	468	13	Acquisitions of proved and unproved property	624	490
3	219	13	North Africa	604	238
	73		West Africa	13	73
	176		Rest of world	7	179
334	352	212	Exploration	1,315	944
38	5	8	Italy	109	34
51	121	49	North Africa	264	283
66	43	41	West Africa	205	158
32	33	40	North Sea	180	97
14	7	3	Caspian Area	21	18
133	143	71	Rest of world	536	354
1,645	1,907	1,859	Development	4,374	5,510
137	185	127	Italy	396	486
307	296	392	North Africa	849	1,066
415	544	414	West Africa	1,195	1,345
149	143	159	North Sea	361	424
303	286	354	Caspian Area	738	883
334	453	413	Rest of world	835	1,306
19	32	5	Other expenditure	52	52
2,001	2,759	2,089		6,365	6,996

GAS & POWER

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

402	339	309	Italy	1,168	1,019
31	22	35	Outside Italy	234	76
433	361	344		1,402	1,095
48	31	47	Marketing	130	102
25	16	34	- Marketing	66	60
3	5	3	Italy	16	8
22	11	31	Outside Italy	50	52
23	15	13	- Power generation	64	42
376	319	293	Regulated businesses in Italy	1,088	969
277	163	161	- Transport	806	561
49	79	64	- Distribution	134	208
50	77	68	- Storage	148	200
9	11	4	International transport	184	24
433	361	344		1,402	1,095

REFINING & MARKETING

(million euro)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

168	117	156	Italy	486	350
25	15	8	Outside Italy	57	31
193	132	164		543	381
120	87	127	Refining, Supply and Logistic	371	262
120	87	127	Italy	371	262
60	39	32	Marketing	141	97
35	24	24	Italy	84	66
25	15	8	Outside Italy	57	31
13	6	5	Other activities	31	22
193	132	164		543	381

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

1,764	1,733	1,678	Production of oil and natural gas (a) (b)	(kboe/d)	1,777	1,730
196	169	161	Italy		202	168
666	567	567	North Africa		648	576
352	343	344	West Africa		327	340
217	232	210	North Sea		234	228
104	133	117	Caspian Area		122	127
229	289	279	Rest of world		244	291
154.4	154.2	147.6	Oil and natural gas sold (a)	(mmboe)	468.0	456.0

PRODUCTION OF LIQUIDS BY REGION

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

1,015	986	957	Production of liquids (a)	(kbbl/d)	1,008	985
66	56	51	Italy		69	54
358	289	294	North Africa		346	296
304	304	301	West Africa		281	299
131	130	124	North Sea		139	131
69	87	76	Caspian Area		80	82
87	120	111	Rest of world		93	123

PRODUCTION OF NATURAL GAS BY REGION

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

4,302	4,290	4,139	Production of natural gas (a) (b)	(mmcf/d)	4,415	4,274
743	648	634	Italy		761	655
1,767	1,593	1,564	North Africa		1,734	1,609
280	230	244	West Africa		267	228
497	584	498	North Sea		548	557
198	263	236	Caspian Area		240	258
817	972	963	Rest of world		865	967

(a)	Includes Eni’s share of production of equity-accounted entities.
(b)	Includes volumes of gas consumed in operations (294 and 275 mmcf/d in the third quarter 2009 and 2008, respectively, 294 and 280 mmcf/d in the first nine months of 2009 and 2008, respectively and 299 mmcf/d in the second quarter of 2009).

Petrochemicals

Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

			Sales of petrochemical products	(euro million)
865	475	513	Basic petrochemicals		2,616	1,329
802	510	600	Polymers		2,427	1,595
75	42	49	Other revenues		218	143
1,742	1,027	1,162			5,261	3,067
			Production	(ktonnes)
1,308	1,155	1,095	Basic petrochemicals		4,222	3,270
577	559	517	Polymers		1,799	1,596
1,885	1,714	1,612			6,021	4,866

Engineering & Construction

(euro million)
Third Quarter 2008	Second Quarter 2009	Third Quarter 2009	Nine Months 2008	Nine Months 2009

			Orders acquired (a)
270	1,303	1,544	Offshore construction	3,689	3,408
4,663	719	434	Onshore construction	5,718	2,774
547	15	(101)	Offshore drilling	760	230
12	513	4	Onshore drilling	796	537
5,492	2,550	1,881		10,963	6,949

(a)	Net of renegotiated/cancelled orders.

(euro million)
Dec. 31, 2008	Sept. 30, 2009

Order backlog	19,105	18,354